Exhibit 99.1

Interim Report
for the period ended September 30, 2018

Third Quarter 2018

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of September 30, 2018)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS
Chairman(a)
Suzanne Heywood(2)(3)
Directors
Mina Gerowin(2)(**)
Léo W. Houle(2)(3)(*)
Peter Kalantzis(1)(3)(**)
John Lanaway(1)(**)
Silke C. Scheiber(1)(**)
Guido Tabellini(3)(**)
Jacqueline A. Tammenoms Bakker(2)(**)
Jacques Theurillat(1)(**)
Chief Executive Officer(b) Hubertus M. Mühlhäuser INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(a)
Mr. Sergio Marchionne has been Chairman until July 21, 2018. On July 21, 2018, the Board of Directors appointed Ms. Suzanne Heywood as Chairman with immediate effect. The appointment of Ms. Heywood as Executive Director will be subject to the approval of the Extraordinary General Meeting of Shareholders to be held on November 29, 2018.

(b)
Mr. Richard J. Tobin has been Chief Executive Officer and member of the Board until April 27, 2018. The Board of Directors appointed Mr. Derek Neilson as Interim Chief Executive Officer effective as of April 27, 2018. Mr. Neilson, who was not a member of the Board, served in such position till September 17, 2018, the date of appointment of Mr. Hubertus M. Mühlhäuser as Chief Executive Officer. The appointment of Mr. Mühlhäuser to the Company’s Board of Directors as Executive Director will be subject to the approval of the Extraordinary General Meeting of Shareholders to be held on November 29, 2018.

(1)    Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee

(*)	Independent Director and Senior Non-Executive Director

(**)	Independent Director

Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 2

INTERIM REPORT ON OPERATIONS
(Unaudited)
GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

▪
Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

▪
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

▪
Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

▪	NAFTA: United States, Canada and Mexico;

▪	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

▪	LATAM: Central and South America, and the Caribbean Islands; and

▪	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).
This Interim Report is unaudited.

Interim Report on Operations 3

Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows(*):

▪
Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

▪	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

▪
Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

▪
Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as total debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

▪	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

▪
Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

(*) Refer to “Results of Operations” for additional information on changes to “Non-GAAP financial measures” occurred in 2018.

Interim Report on Operations 4

RESULTS OF OPERATIONS
Adoption of new accounting standards and Other financial presentation changes
Effective January 1, 2018, CNH Industrial has adopted the following accounting standards: IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.
IFRS 15 represents a new framework for recognizing revenue from contracts with customers and includes additional disclosure requirements. CNH Industrial has applied the new revenue recognition standard using the full retrospective approach, adjusting the net equity at January 1, 2017 (date of first time retrospective adoption) due to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. 2017 figures have been recast accordingly for comparison purposes.
IFRS 9 includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. CNH Industrial has adopted IFRS 9 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods, and adjusting the net equity at January 1, 2018. The impact of the new standard relates to the change in the impairment model from an “incurred loss” to an “expected loss”.
For additional information relating the impacts of adoption of the new accounting standards, refer to the paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Interim Condensed Consolidated Financial Statements at September 30, 2018.
Furthermore, concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using accounting standards generally accepted in the United States. As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP financial measures this year. With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. As a consequence, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.
Furthermore, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the income statement. This reclassification had no effect on the Group’s results of operations, financial position or cash flows.

Interim Report on Operations 5

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for the three months ended September 30, 2017:

	Three Months Ended September 30, 2017 Consolidated
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	6,742	(72)	—	6,670	Net revenues
Cost of sales	5,569	(74)	—	5,495	Cost of sales
Selling, general and administrative costs	535	—	—	535	Selling, general and administrative costs
Research and development costs	265	—	—	265	Research and development costs
			23	23	Result from investments
Other income/(expenses)	(34)	—	34
TRADING PROFIT/(LOSS)	339	2	(341)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	53	—	—	53	Restructuring costs
Other unusual income/(expenses)	—	—	—
OPERATING PROFIT/(LOSS)	286	2	(288)
Financial income/(expenses)	(191)	—	191
Result from investments	23	—	(23)
			(34)	(34)	Other income/(expenses)
			(191)	(191)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	118	2	—	120	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(74)	1	—	(73)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	44	3	—	47	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	44	3	—	47	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations 6

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the three months ended September 30, 2017:

	Three Months Ended September 30, 2017 Industrial Activities
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	6,392	(153)	—	6,239	Net revenues
Cost of sales	5,381	(155)	—	5,226	Cost of sales
Selling, general and administrative costs	492	—	—	492	Selling, general and administrative costs
Research and development costs	265	—	—	265	Research and development costs
			16	16	Result from investments
Other income/(expenses)	(34)	—	34
TRADING PROFIT/(LOSS)	220	2	(222)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	53	—	—	53	Restructuring costs
Other unusual income/(expenses)	—	—	—
OPERATING PROFIT/(LOSS)	167	2	(169)
Financial income/(expenses)	(191)	—	191
Result from investments	16	—	(16)
			(34)	(34)	Other income/(expenses)
			(191)	(191)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	(8)	2	—	(6)	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(29)	1	—	(28)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	(37)	3	—	(34)	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	81	—	—	81	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	44	3	—	47	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations 7

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the three months ended September 30, 2017:

	Three Months Ended September 30, 2017 Financial Services
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	481	(3)	—	478	Net revenues
Cost of sales	319	(3)	—	316	Cost of sales
Selling, general and administrative costs	43	—	—	43	Selling, general and administrative costs
Research and development costs	—	—	—	—	Research and development costs
			7	7	Result from investments
Other income/(expenses)	—	—	—
TRADING PROFIT/(LOSS)	119	—	(119)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	—	—	—	—	Restructuring costs
Other unusual income/(expenses)	—	—	—
OPERATING PROFIT/(LOSS)	119	—	(119)
Financial income/(expenses)	—	—	—
Result from investments	7	—	(7)
			—	—	Other income/(expenses)
			—	—	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	126	—	—	126	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(45)	—	—	(45)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	81	—	—	81	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	81	—	—	81	PROFIT/(LOSS) FOR THE PERIOD

The following table summarizes the unaudited impact of adoption of IFRS 15 on the net revenues for the three months ended September 30, 2017, broken down by segment:

	Three Months Ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
Agricultural Equipment	2,651	(104)	2,547
Construction Equipment	642	(24)	618
Commercial Vehicles	2,598	(25)	2,573
Powertrain	1,075	—	1,075
Eliminations and Other	(574)	—	(574)
Total Net revenues of Industrial Activities	6,392	(153)	6,239
Financial Services	481	(3)	478
Eliminations and Other	(131)	84	(47)
Total Net revenues	6,742	(72)	6,670

Interim Report on Operations 8

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017 Consolidated
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	19,665	(246)	—	19,419	Net revenues
Cost of sales	16,205	(233)	—	15,972	Cost of sales
Selling, general and administrative costs	1,609	—	—	1,609	Selling, general and administrative costs
Research and development costs	760	—	—	760	Research and development costs
			71	71	Result from investments
Other income/(expenses)	(74)	—	74
TRADING PROFIT/(LOSS)	1,017	(13)	(1,004)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	76	—	—	76	Restructuring costs
Other unusual income/(expenses)	8	—	(8)
OPERATING PROFIT/(LOSS)	949	(13)	(936)
Financial income/(expenses)	(483)	—	483
Result from investments	71	—	(71)
			(66)	(66)	Other income/(expenses)
			(483)	(483)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	537	(13)	—	524	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(236)	2	—	(234)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	301	(11)	—	290	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	301	(11)	—	290	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations 9

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017 Industrial Activities
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	18,544	(489)	—	18,055	Net revenues
Cost of sales	15,574	(476)	—	15,098	Cost of sales
Selling, general and administrative costs	1,484	—	—	1,484	Selling, general and administrative costs
Research and development costs	760	—	—	760	Research and development costs
			51	51	Result from investments
Other income/(expenses)	(70)	—	70
TRADING PROFIT/(LOSS)	656	(13)	(643)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	74	—	—	74	Restructuring costs
Other unusual income/(expenses)	8	—	(8)
OPERATING PROFIT/(LOSS)	590	(13)	(577)
Financial income/(expenses)	(483)	—	483
Result from investments	51	—	(51)
			(62)	(62)	Other income/(expenses)
			(483)	(483)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	158	(13)	—	145	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(114)	2	—	(112)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	44	(11)	—	33	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	257	—	—	257	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	301	(11)	—	290	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations 10

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017 Financial Services
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	1,498	(6)	—	1,492	Net revenues
Cost of sales	1,008	(6)	—	1,002	Cost of sales
Selling, general and administrative costs	125	—	—	125	Selling, general and administrative costs
Research and development costs	—	—	—	—	Research and development costs
			20	20	Result from investments
Other income/(expenses)	(4)	—	4
TRADING PROFIT/(LOSS)	361	—	(361)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	2	—	—	2	Restructuring costs
Other unusual income/(expenses)	—	—	—
OPERATING PROFIT/(LOSS)	359	—	(359)
Financial income/(expenses)	—	—	—
Result from investments	20	—	(20)
			(4)	(4)	Other income/(expenses)
			—	—	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	379	—	—	379	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(122)	—	—	(122)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	257	—	—	257	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	257	—	—	257	PROFIT/(LOSS) FOR THE PERIOD

The following table summarizes the unaudited impact of adoption of IFRS 15 on the net revenues for the nine months ended September 30, 2017, broken down by segment:

	Nine Months Ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
Agricultural Equipment	7,890	(337)	7,553
Construction Equipment	1,841	(71)	1,770
Commercial Vehicles	7,376	(80)	7,296
Powertrain	3,214	(1)	3,213
Eliminations and Other	(1,777)	—	(1,777)
Total Net revenues of Industrial Activities	18,544	(489)	18,055
Financial Services	1,498	(6)	1,492
Eliminations and Other	(377)	249	(128)
Total Net revenues	19,665	(246)	19,419
The impact of adoption of IFRS 15 on the consolidated, Industrial Activities and Financial Services statement of cash flows for the nine months ended September 30, 2017 was immaterial.

Interim Report on Operations 11

Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017
Consolidated Results of Operations(*)

	Three Months Ended September 30, 2018			Three Months Ended September 30, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	6,704	6,276	471	6,670	6,239	478
Cost of sales	5,418	5,146	315	5,495	5,226	316
Selling, general and administrative costs	527	488	39	535	492	43
Research and development costs	278	278	—	265	265	—
Result from investments	11	2	9	23	16	7
Gains/(losses) on disposal of investments	(1)	(1)	—	—	—	—
Restructuring costs	7	7	—	53	53	—
Other income/(expenses)	(29)	(28)	(1)	(34)	(34)	—
Financial income/(expenses)(1)	(199)	(199)	—	(191)	(191)	—
PROFIT/(LOSS) BEFORE TAXES	256	131	125	120	(6)	126
Income tax (expense)	(108)	(78)	(30)	(73)	(28)	(45)
PROFIT/(LOSS) FOR THE PERIOD	148	53	95	47	(34)	81
Result from intersegment investments(**)	—	95	—	—	81	—
PROFIT/(LOSS) FOR THE PERIOD	148	148	95	47	47	81
Notes:

(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In the three months ended September 30, 2017, Financial income/(expenses) included a charge of $39 million related to the repurchase/early redemption of notes.

Interim Report on Operations 12

Net revenues
We recorded net revenues of $6,704 million for the three months ended September 30, 2018, an increase of 0.5% (up 7.7% on a constant currency basis) compared to the three months ended September 30, 2017. Net revenues of Industrial Activities were $6,276 million in the three months ended September 30, 2018, an increase of 0.6% (up 7.8% on a constant currency basis) compared to the three months ended September 30, 2017, mainly as a result of a 17.5% and 5.3% increase in Construction Equipment and in Agricultural Equipment net revenues, respectively, offset by declines in Commercial Vehicles and Powertrain net revenues.
Cost of sales
Cost of sales were $5,418 million for the three months ended September 30, 2018 compared with $5,495 million for the three months ended September 30, 2017. As a percentage of net revenues of Industrial Activities, cost of sales was 82.0% in the three months ended September 30, 2018 (83.8% for the three months ended September 30, 2017).
Selling, general and administrative costs
Selling, general and administrative (“SG&A”) costs were $527 million during the three months ended September 30, 2018 (7.9% of net revenues) down $8 million compared to the three months ended September 30, 2017 (8.0% of net revenues).
Research and development costs
For the three months ended September 30, 2018, research and development (“R&D”) costs were $278 million ($265 million for the three months ended September 30, 2017) and included all R&D costs not recognized as assets amounting to $161 million ($148 million in the three months ended September 30, 2017) and the amortization of capitalized development costs of $117 million ($117 million in the three months ended September 30, 2017). During the period, CNH Industrial capitalized new development costs of $100 million ($101 million in the three months ended September 30, 2017). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $11 million and $23 million for the three months ended September 30, 2018 and 2017, respectively.
Restructuring costs
Restructuring costs for the three months ended September 30, 2018 were $7 million compared to $53 million for the three months ended September 30, 2017. The costs in the three months ended September 30, 2018 were primarily related to actions as part of the Company’s Efficiency Program launched in 2014. During the three months ended September 30, 2017, the Company recognized a pre-tax restructuring charge related to capacity realignments in its firefighting business as part of the Efficiency Program totaling $47 million, of which $14 million was a non-cash charge.
Other income/(expenses)
Other expenses were $29 million for the three months ended September 30, 2018 compared to other expenses of $34 million in the three months ended September 30, 2017.
Financial income/(expenses)
Net financial expenses were $199 million for the three months ended September 30, 2018 compared to $191 million for the three months ended September 30, 2017. In the three months ended September 30, 2017, net financial expenses included a charge of $39 million related to the repurchase of portions of outstanding CNH Industrial Finance Europe S.A.’s 6.250% notes due 2018 and 2.750% notes due 2019. Excluding this charge, the increase was primarily attributable to foreign exchange impacts, partially offset by a decrease of interest expenses primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Income tax (expense)

	Three Months Ended September 30,
($ million)	2018	2017
Profit before taxes	256	120
Income tax (expense)	(108)	(73)
Effective tax rate	42.2%	60.8%
Income tax expense for the three months ended September 30, 2018 was $108 million compared to $73 million for the three months ended September 30, 2017. The effective tax rates for the three months ended September 30, 2018 and 2017 were 42.2% and 60.8%, respectively. Excluding the impacts of restructuring in both periods, a tax adjustment in 2018 related to a valuation allowance established against certain deferred tax assets, the 2018 refinement to the 2017 impact of U.S. Tax Reform,

Interim Report on Operations 13

and the charge to repurchase the notes in 2017, the effective tax rates were 42% and 35% in the three months ended September 30, 2018 and 2017, respectively. The higher effective tax rate is attributable to increased pre-tax book losses not having a corresponding income tax benefit, partly offset by a lower U.S. tax rate.
U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. During the three months ended September 30, 2018, CNH Industrial recognized an immaterial net tax benefit in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, CNH Industrial will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.
Profit/(loss) for the period
Net profit was $148 million in the three months ended September 30, 2018 compared to net profit of $47 million in the three months ended September 30, 2017. In the three months ended September 30, 2017, net profit included a charge of $39 million related to the repurchase of notes, as well as $53 million of restructuring charges (compared to $7 million in the three months ended September 30, 2018).
Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.
Net revenues by segment

	Three Months Ended September 30,
($ million)	2018	2017	% change	% change excl. FX
Agricultural Equipment	2,681	2,547	5.3	14.6
Construction Equipment	726	618	17.5	21.2
Commercial Vehicles	2,395	2,573	-6.9	-0.4
Powertrain	961	1,075	-10.6	-4.0
Eliminations and Other	(487)	(574)	—	—
Total Net revenues of Industrial Activities	6,276	6,239	0.6	7.8
Financial Services	471	478	-1.5	5.9
Eliminations and Other	(43)	(47)	—	—
Total Net revenues	6,704	6,670	0.5	7.7

Adjusted EBIT by segment

	Three Months Ended September 30,
($ million)	2018	2017	Change
Agricultural Equipment	221	157	64
Construction Equipment	21	(5)	26
Commercial Vehicles	71	49	22
Powertrain	83	88	-5
Unallocated items, eliminations and other	(59)	(51)	-8
Total Adjusted EBIT of Industrial Activities	337	238	99
Financial Services	125	126	-1
Eliminations and Other	—	—	—
Total Adjusted EBIT	462	364	98

Interim Report on Operations 14

Adjusted EBITDA by segment

	Three Months Ended September 30,
($ million)	2018	2017	Change
Agricultural Equipment	351	292	59
Construction Equipment	48	24	24
Commercial Vehicles	255	220	35
Powertrain	124	132	-8
Unallocated items, eliminations and other	(59)	(51)	-8
Total Adjusted EBITDA of Industrial Activities	719	617	102
Financial Services	184	198	-14
Eliminations and Other	—	—	—
Total Adjusted EBITDA	903	815	88
Net revenues of Industrial Activities were $6,276 million during the three months ended September 30, 2018, a 0.6% increase (up 7.8% on a constant currency basis) compared to the same period of 2017, with a 17.5% increase in Construction Equipment and a 5.3% increase in Agricultural Equipment, offset by declines in Commercial Vehicles and Powertrain.
Adjusted EBIT of Industrial Activities was $337 million in the three months ended September 30, 2018, an increase of $99 million (or up 41.6%) from the three months ended September 30, 2017, with an Adjusted EBIT margin increased 1.6 percentage points (“p.p.”) to 5.4% compared to the three months ended September 30, 2017.
Adjusted EBITDA of Industrial Activities was up 16.5% to $719 million for the three months ended September 30, 2018 compared to $617 million for the three months ended September 30, 2017, with an Adjusted EBITDA margin of 11.5%, up 1.6 p.p. compared to the three months ended September 30, 2017, as a result of improvements in operating profitability.

Interim Report on Operations 15

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended September 30, 2018 and 2017.

	Three Months Ended September 30, 2018
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						53	95	148
Add back
Financial expenses						199	—	199
Income tax expense						78	30	108
Adjustments:
Restructuring costs	3	—	4	—	—	7	—	7
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—		—	—	—
Adjusted EBIT	221	21	71	83	(59)	337	125	462
Depreciation and amortization	129	27	89	41	—	286	—	286
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	95	—	—	96	59	155
Adjusted EBITDA	351	48	255	124	(59)	719	184	903

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

				Three Months Ended September 30, 2017
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						(34)	81	47
Add back
Financial expenses						191	—	191
Income tax expense						28	45	73
Adjustments:
Restructuring costs	2	—	51	—	—	53	—	53
Adjusted EBIT	157	(5)	49	88	(51)	238	126	364
Depreciation and amortization	135	29	91	44	—	299	1	300
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	80	—	—	80	71	151
Adjusted EBITDA	292	24	220	132	(51)	617	198	815

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Interim Report on Operations 16

Agricultural Equipment
Net revenues
The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2018	2017	% Change
NAFTA	945	824	14.7
EMEA	894	862	3.7
LATAM	446	410	8.8
APAC	396	451	-12.2
Total	2,681	2,547	5.3
Net revenues of Agricultural Equipment were $2,681 million for the three months ended September 30, 2018, an increase of 5.3% (up 14.6% on a constant currency basis) compared to the three months ended September 30, 2017, primarily due to price realization across all regions and higher sales volumes in NAFTA, partially offset by a revenue decline in APAC, primarily Australia.
For the three months ended September 30, 2018, worldwide industry unit sales were down 6% compared to the three months ended September 30, 2017. In NAFTA, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 34% and combines were up 9%. Industry volumes for under 140 hp tractors in NAFTA were also up 7%. EMEA markets were down 3% and 17% for tractors and combines, respectively. In LATAM, the tractor market increased 5% and the combine market increased 24%. APAC markets decreased 11% and 1% for tractors and combines, respectively.
Adjusted EBIT
Adjusted EBIT was $221 million in the three months ended September 30, 2018 ($157 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 2.0 p.p. to 8.2% compared to the three months ended September 30, 2017. The increase was mainly attributable to favorable net price realization, while the anticipated raw material cost increase was offset by manufacturing efficiencies and lower warranty cost due to improved quality performance.
Construction Equipment
Net revenues
The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Construction Equipment Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2018	2017	% change
NAFTA	388	319	21.6
EMEA	130	127	2.4
LATAM	83	86	-3.5
APAC	125	86	45.3
Total	726	618	17.5
Net revenues of Construction Equipment were $726 million for the three months ended September 30, 2018, an increase of 17.5% compared to the three months ended September 30, 2017 (up 21.2% on a constant currency basis), as a result of positive net price realization and favorable end-user demand, primarily in NAFTA and APAC.
During the three months ended September 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 13% and 17%, respectively, compared to the three months ended September 30, 2017.

Interim Report on Operations 17

Adjusted EBIT
Adjusted EBIT was $21 million for the three months ended September 30, 2018 (negative Adjusted EBIT of $5 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 3.7 p.p. to 2.9% compared to the three months ended September 30, 2017. Results were favorably impacted by higher volume, favorable product mix, and net price realization, more than offsetting raw material cost increases. During the three months ended September 30, 2018 production levels were 13% above retail demand, in anticipation of the fourth quarter retail selling season.
Commercial Vehicles
Net revenues
The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2018	2017	% change
NAFTA	3	4	n.m.
EMEA	2,054	2,079	-1.2
LATAM	158	235	-32.8
APAC	180	255	-29.4
Total	2,395	2,573	-6.9
n.m. - not meaningful.
Commercial Vehicles’ net revenues were $2,395 million for the three months ended September 30, 2018, a decline of 6.9% (down 0.4% on a constant currency basis) compared to the three months ended September 30, 2017, as a result of lower sales volume primarily in heavy vehicle trucks in EMEA, partially offset by favorable pricing across all regions. Total deliveries were down 8% year-over-year, as increased volumes in light commercial vehicles and in buses (as a result of increased end-user demand in EMEA and Brazil) were more than offset by the impact of lower EMEA volumes in heavy vehicles. The decline in heavy vehicle sales is attributable to a strategy shift, which focuses sales on a more profitable product portfolio, including alternative propulsion vehicles.
During the three months ended September 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 7% compared to the same period in 2017. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 6% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 8%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 23% over the same period of 2017 with an increase of 51% in Brazil, partially offset by a decrease of 31% in Argentina. In APAC, new truck registrations decreased by 2%.
In the three months ended September 30, 2018, Commercial Vehicles’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.4%, down 1.4 p.p. compared to the three months ended September 30, 2017. Commercial Vehicles’ market share in LATAM in the three months ended September 30, 2018 was 8.7%, down 3.4 p.p. compared to the three months ended September 30, 2017.
Commercial Vehicles delivered approximately 31,000 vehicles (including buses and specialty vehicles) in the three months ended September 30, 2018, representing an 8% decrease from the same prior-year period. Volumes were down 2% and 21% in LCV and M&H truck segments, respectively. Commercial Vehicles’ deliveries decreased 5%, 17% and 27% in EMEA, LATAM and APAC, respectively.
In the three months ended September 30, 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.94. In the three months ended September 30, 2018, truck order intake in Europe decreased 9% compared to the three months ended September 30, 2017, with a 37% decrease in M&H, partially offset by a 5% increase in LCV.
Adjusted EBIT
Adjusted EBIT was $71 million for the three months ended September 30, 2018 ($49 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 1.1 p.p. to 3.0% compared to the three months ended September 30, 2017. The increase was mainly the result of favorable product mix and positive net price realization, primarily in the truck product line-up.

Interim Report on Operations 18

Powertrain
Net revenues
Powertrain net revenues were $961 million for the three months ended September 30, 2018, a 10.6% decrease compared to the three months ended September 30, 2017 (down 4.0% on a constant currency basis), due to lower sales volume, primarily attributable to a different calendarization of the engine sales associated with the transition to the new Stage V regulation. Sales to external customers accounted for 52% of total net revenues (48% in the three months ended September 30, 2017).
During the three months ended September 30, 2018, Powertrain sold approximately 134,600 engines, a decrease of 9% compared to the three months ended September 30, 2017. In terms of major customers, 24% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 5% to Construction Equipment and the remaining 56% to external customers. Additionally, Powertrain delivered approximately 15,400 transmissions, a decrease of 3% compared to the three months ended September 30, 2017, and approximately 35,000 axles, a decrease of 16% compared to the three months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $83 million for the three months ended September 30, 2018 ($88 million in the three months ended September 30, 2017). Adjusted EBIT margin slightly increased 0.4 p.p. to 8.6% compared to the three months ended September 30, 2017, as favorable product mix more than offset a 9% decline in engine volumes and higher product development spending.
Financial Services Performance
Net revenues
Financial Services reported net revenues of $471 million for the three months ended September 30, 2018, a 1.5% decrease compared to the three months ended September 30, 2017 (up 5.9% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA, partially offset by growth in other regions.
Net income
Net income of Financial Services was $95 million for the three months ended September 30, 2018, a $14 million increase over the three months ended September 30, 2017.
Retail loan originations in the three months ended September 30, 2018, including unconsolidated joint ventures, were $2.4 billion, relatively flat compared to the three months ended September 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2018 (of which retail was 63% and wholesale was 37%), down $0.5 billion compared to September 30, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.4 billion compared to the same period in 2017.

Interim Report on Operations 19

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017
Consolidated Results of Operations(*)

	Nine Months Ended September 30, 2018			Nine Months Ended September 30, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	21,487	20,156	1,471	19,419	18,055	1,492
Cost of sales	17,416	16,598	958	15,972	15,098	1,002
Selling, general and administrative costs	1,685	1,562	123	1,609	1,484	125
Research and development costs	804	804	—	760	760	—
Result from investments	55	29	26	71	51	20
Gains/(losses) on disposal of investments	(1)	(1)	—	—	—	—
Restructuring costs	17	17	—	76	74	2
Other income/(expenses)(1)	425	429	(4)	(66)	(62)	(4)
Financial income/(expenses)(2)	(505)	(505)	—	(483)	(483)	—
PROFIT/(LOSS) BEFORE TAXES	1,539	1,127	412	524	145	379
Income tax (expense)	(422)	(312)	(110)	(234)	(112)	(122)
PROFIT/(LOSS) FOR THE PERIOD	1,117	815	302	290	33	257
Result from intersegment investments(**)	—	302	—	—	257	—
PROFIT/(LOSS) FOR THE PERIOD	1,117	1,117	302	290	290	257
Notes:

(*)    Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In the nine months ended September 30, 2018, Other income/(expenses) includes a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.

(2)	In the nine months ended September 30, 2017, Financial income/(expenses) included the charge of $56 million related to the repurchase/early redemption of notes.

Interim Report on Operations 20

Net revenues
We recorded net revenues of $21,487 million for the nine months ended September 30, 2018, an increase of 10.6% (up 9.7% on a constant currency basis) compared to the nine months ended September 30, 2017. Net revenues of Industrial Activities were $20,156 million in the nine months ended September 30, 2018, an increase of 11.6% (up 10.4% on a constant currency basis) compared to the nine months ended September 30, 2017 as a result of increased volumes in all Industrial Activities segments.
Cost of sales
Cost of sales were $17,416 million for the nine months ended September 30, 2018 compared with $15,972 million for the nine months ended September 30, 2017. The increase of 9.0% was driven by the increase in net revenues. As a percentage of net revenues of Industrial Activities, cost of sales was 82.3% in the nine months ended September 30, 2018 (83.6% for the nine months ended September 30, 2017).
Selling, general and administrative costs
SG&A costs were $1,685 million during the nine months ended September 30, 2018 (7.8% of net revenues) up $76 million compared to the nine months ended September 30, 2017 (8.3% of net revenues).
Research and development costs
For the nine months ended September 30, 2018, R&D costs were $804 million ($760 million in the nine months ended September 30, 2017) and included all R&D costs not recognized as assets amounting to $445 million ($409 million in the nine months ended September 30, 2017) and the amortization of capitalized development costs of $359 million ($351 million in the nine months ended September 30, 2017). During the period, CNH Industrial capitalized new development costs of $321 million ($271 million in the nine months ended September 30, 2017). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $55 million and $71 million for the nine months ended September 30, 2018 and 2017, respectively.
Restructuring costs
Restructuring costs for the nine months ended September 30, 2018 were $17 million compared to $76 million for the nine months ended September 30, 2017. The costs in the nine months ended September 30, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014. The costs in the nine months ended September 30, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the Company’s Efficiency Program.
Other income/(expenses)
Other income was $425 million for the nine months ended September 30, 2018 compared to other expenses of $66 million in the nine months ended September 30, 2017. In the nine months ended September 30, 2018, other income included a pre-tax gain of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following the favorable judgement issued by the United States Supreme Court, as previously announced by CNH Industrial on April 16, 2018.
Financial income/(expenses)
Net financial expenses were $505 million for the nine months ended September 30, 2018 compared to $483 million for the nine months ended September 30, 2017. In the nine months ended September 30, 2017, net financial expenses included the charge of $56 million related to the repurchase/early redemption of notes. Excluding this charge, the increase was primarily attributable to foreign exchange impacts, partially offset by a decrease of interest expenses primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Income tax (expense)

	Nine Months Ended September 30,
($ million)	2018	2017
Profit before taxes	1,539	524
Income tax (expense)	(422)	(234)
Effective tax rate	27.4%	44.7%
Income tax expense for the nine months ended September 30, 2018 was $422 million compared to $234 million in the nine months ended September 30, 2017. The effective tax rates for the nine months ended September 30, 2018 and 2017 were 27.4% and 44.7%, respectively. Excluding the impacts of restructuring in both periods, the Benefits Modification gain in 2018, a tax adjustment in 2018 related to a valuation allowance established against certain deferred tax assets, the 2018 refinement

Interim Report on Operations 21

to the 2017 impact of U.S. Tax Reform, and the charge to repurchase/early redeem the notes in 2017, the effective tax rates were 29% and 38% in the nine months ended September 30, 2018 and 2017, respectively. The lower effective tax rate in the current period is primarily attributable to a favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial was unable to benefit from pre-tax losses, as well as a lower U.S. tax rate.
U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. During the nine months ended September 30, 2018, CNH Industrial recognized an immaterial net tax benefit in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, CNH Industrial will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.
Profit/(loss) for the period
Net profit was $1,117 million in the nine months ended September 30, 2018 compared to net profit of $290 million in the nine months ended September 30, 2017, and included the after-tax gain of $399 million related to the Benefits Modification gain previously mentioned.
Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.
Net revenues by segment

	Nine Months Ended September 30,
($ million)	2018	2017	% change	% change excl. FX
Agricultural Equipment	8,572	7,553	13.5	14.8
Construction Equipment	2,207	1,770	24.7	24.6
Commercial Vehicles	7,779	7,296	6.6	3.3
Powertrain	3,366	3,213	4.8	0.8
Eliminations and Other	(1,768)	(1,777)	—	—
Total Net revenues of Industrial Activities	20,156	18,055	11.6	10.4
Financial Services	1,471	1,492	-1.4	0.5
Eliminations and Other	(140)	(128)	—	—
Total Net revenues	21,487	19,419	10.6	9.7

Adjusted EBIT by segment

	Nine Months Ended September 30,
($ million)	2018	2017	Change
Agricultural Equipment	776	503	273
Construction Equipment	41	(48)	89
Commercial Vehicles	214	122	92
Powertrain	281	251	30
Unallocated items, eliminations and other	(190)	(126)	-64
Total Adjusted EBIT of Industrial Activities	1,122	702	420
Financial Services	412	381	31
Eliminations and Other	—	—	—
Total Adjusted EBIT	1,534	1,083	451

Interim Report on Operations 22

Adjusted EBITDA by segment

	Nine Months Ended September 30,
($ million)	2018	2017	Change
Agricultural Equipment	1,183	905	278
Construction Equipment	123	41	82
Commercial Vehicles	775	619	156
Powertrain	412	376	36
Unallocated items, eliminations and other	(189)	(126)	-63
Total Adjusted EBITDA of Industrial Activities	2,304	1,815	489
Financial Services	600	584	16
Eliminations and Other	—	—	—
Total Adjusted EBITDA	2,904	2,399	505
Net revenues of Industrial Activities were $20,156 million during the nine months ended September 30, 2018, an increase of 11.6% (up 10.4% on a constant currency basis) compared to the same period of 2017, driven by increased net revenues in each Industrial Activities segment.
Adjusted EBIT of Industrial Activities was $1,122 million in the nine months ended September 30, 2018, a $420 million increase over the nine months ended September 30, 2017, with an Adjusted EBIT margin of 5.6%, up 1.7 p.p. compared to the nine months ended September 30, 2017.
Adjusted EBITDA of Industrial Activities was up 26.9% to $2,304 million for the nine months ended September 30, 2018 compared to $1,815 million for the nine months ended September 30, 2017, with an Adjusted EBITDA margin of 11.4%, up 1.3 p.p. compared to the nine months ended September 30, 2017.

Interim Report on Operations 23

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the nine months ended September 30, 2018 and 2017.

				Nine Months Ended September 30, 2018
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						815	302	1,117
Add back
Financial expenses						505	—	505
Income tax expense						312	110	422
Adjustments:
Restructuring costs	4	—	12	1	—	17	—	17
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—	(527)	(527)	—	(527)
Adjusted EBIT	776	41	214	281	(190)	1,122	412	1,534
Depreciation and amortization	405	82	270	131	1	889	3	892
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	291	—	—	293	185	478
Adjusted EBITDA	1,183	123	775	412	(189)	2,304	600	2,904

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

				Nine Months Ended September 30, 2017
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						33	257	290
Add back
Financial expenses						483	—	483
Income tax expense						112	122	234
Adjustments:
Restructuring costs	12	3	58	1	—	74	2	76
Adjusted EBIT	503	(48)	122	251	(126)	702	381	1,083
Depreciation and amortization	402	89	265	125	—	881	4	885
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	232	—	—	232	199	431
Adjusted EBITDA	905	41	619	376	(126)	1,815	584	2,399

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Interim Report on Operations 24

Agricultural Equipment
Net revenues
The following table shows Agricultural Equipment net revenues broken down by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Agricultural Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2018	2017	% change
NAFTA	2,793	2,434	14.7
EMEA	3,291	2,784	18.2
LATAM	1,155	1,125	2.7
APAC	1,333	1,210	10.2
Total	8,572	7,553	13.5
Net revenues of Agricultural Equipment were $8,572 million for the nine months ended September 30, 2018, an increase of 13.5% (up 14.8% on a constant currency basis) compared to the nine months ended September 30, 2017, primarily due to higher sales volumes and positive net price realization.
For the nine months ended September 30, 2018, worldwide industry unit sales increased 3% compared to the prior period. In NAFTA, industry volumes in the over 140 hp tractor market sector were up 13% and combines were up 12%. Industry volumes for under 140 hp tractors in NAFTA were up 6%. EMEA markets were down 3% for tractors and up 6% for combines. In LATAM, the tractor markets decreased 3% and the combine markets increased 8%. APAC markets increased 4% for tractors and decreased 2% for combines.
Adjusted EBIT
Adjusted EBIT was $776 million for the nine months ended September 30, 2018 ($503 million for the nine months ended September 30, 2017). Adjusted EBIT margin increased 2.4 p.p. to 9.1% compared to the nine months ended September 30, 2017. The increase was due to favorable volume, better mix and positive net price realization. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.
Construction Equipment
Net revenues
The following table shows Construction Equipment net revenues broken down by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Construction Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2018	2017	% change
NAFTA	1,113	932	19.4
EMEA	439	354	24.0
LATAM	252	209	20.6
APAC	403	275	46.5
Total	2,207	1,770	24.7
Net revenues of Construction Equipment were $2,207 million for the nine months ended September 30, 2018, an increase of 24.7% from the nine months ended September 30, 2017 (up 24.6% on a constant currency basis), as a result of a favorable end-user industry demand environment and positive net price realization.
During the nine months ended September 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 25% and 18%, respectively, compared to the nine months ended September 30, 2017.

Interim Report on Operations 25

Adjusted EBIT
Adjusted EBIT was $41 million for the nine months ended September 30, 2018 (negative Adjusted EBIT of $48 million for the nine months ended September 30, 2017). Adjusted EBIT margin increased 4.6 p.p. to 1.9% compared to the nine months ended September 30, 2017. Results were favorably impacted by higher sales volume, favorable product mix and positive net price realization, more than offsetting raw material cost increases.
Commercial Vehicles
Net revenues
The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Commercial Vehicles Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2018	2017	% change
NAFTA	9	13	n.m.
EMEA	6,637	6,002	10.6
LATAM	546	599	-8.8
APAC	587	682	-13.9
Total	7,779	7,296	6.6
n.m. - not meaningful.
Commercial Vehicles’ net revenues were $7,779 million for the nine months ended September 30, 2018, an increase of 6.6% (up 3.3% on a constant currency basis) over the nine months ended September 30, 2017, primarily as a result of favorable product mix and positive price realization.
During the nine months ended September 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 9% compared to the same period in 2017. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 10% and the M&H truck market (GVW ≥7.5 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 27% over the same period of 2017 with an increase of 46% in Brazil, partially offset by a decrease of 8% in Argentina. In APAC, new truck registrations grew by 5%.
In the nine months ended September 30, 2018, Commercial Vehicles’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.8%, down 0.8 p.p. compared to the nine months ended September 30, 2017. Commercial Vehicles’ market share in LATAM in the nine months ended September 30, 2018 was 9.9%, down 2.1 p.p. compared to the nine months ended September 30, 2017.
Commercial Vehicles delivered approximately 104,600 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2018, representing a 2% decrease over the same prior-year period. Volumes were up 5% in LCV and down 16% in M&H truck segments. Commercial Vehicles’ deliveries decreased 2% in EMEA, were flat in LATAM and decreased 6% in APAC.
Adjusted EBIT
Adjusted EBIT was $214 million for the nine months ended September 30, 2018 ($122 million in the nine months ended September 30, 2017). Adjusted EBIT margin increased 1.1 p.p. to 2.8% compared to the nine months ended September 30, 2017. The increase was mainly due to favorable product mix and net positive price realization.
Powertrain
Net revenues
Powertrain net revenues were $3,366 million for the nine months ended September 30, 2018, a 4.8% increase over the nine months ended September 30, 2017 (up 0.8% on a constant currency basis), due to higher sales volumes to third parties. Sales to external customers accounted for 50% of total net revenues (47% in the nine months ended September 30, 2017).
During the nine months ended September 30, 2018, Powertrain sold approximately 451,400 engines, a decrease of 1% compared to the nine months ended September 30, 2017. In terms of major customers, 26% of engine units were supplied to Commercial

Interim Report on Operations 26

Vehicles, 15% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers. Additionally, Powertrain delivered approximately 54,800 transmissions, an increase of 1% compared to the nine months ended September 30, 2017, and approximately 135,700 axles, a 7% decrease compared to the nine months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $281 million for the nine months ended September 30, 2018 ($251 million in the nine months ended September 30, 2017). Adjusted EBIT margin increased 0.5 p.p. to 8.3% compared to the nine months ended September 30, 2017, as a result of favorable product mix and manufacturing efficiencies, partially offset by negative net price realization and product development spending.
Financial Services Performance
Net revenues
Financial Services reported net revenues of $1,471 million for the nine months ended September 30, 2018, a decline of 1.4% compared to the nine months ended September 30, 2017 (up 0.5% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA.
Net income
Net income of Financial Services was $302 million for the nine months ended September 30, 2018, a $45 million increase compared to the nine months ended September 30, 2017, primarily due to improved performance in EMEA and the lower U.S. tax rate.
Retail loan originations in the nine months ended September 30, 2018, including unconsolidated joint ventures, were $7.2 billion, up $0.7 billion compared to the nine months ended September 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2018 (of which retail was 63% and wholesale was 37%), down $1.3 billion compared to December 31, 2017 (down $0.3 billion on a constant currency basis).

Interim Report on Operations 27

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At September 30, 2018			At December 31, 2017(*)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,482	5,339	143	5,644	5,500	144
Goodwill	2,471	2,341	130	2,483	2,352	131
Other intangible assets	3,011	2,998	13	3,161	3,148	13
Property, plant and equipment	6,091	6,090	1	6,830	6,828	2
Investments and other financial assets	579	3,218	209	631	3,215	208
Leased assets	1,772	37	1,735	1,845	35	1,810
Defined benefit plan assets	24	23	1	28	28	—
Deferred tax assets(1)	883	751	158	982	999	196
Total Non-current assets	14,831	15,458	2,247	15,960	16,605	2,360
Inventories	7,283	7,076	207	6,453	6,237	216
Trade receivables	474	474	31	496	490	53
Receivables from financing activities	18,365	1,164	19,285	19,795	1,721	20,719
Current taxes receivables	306	271	29	303	312	34
Other current assets	1,420	1,236	257	1,501	1,311	299
Current financial assets:	119	116	10	77	73	14
Current securities	—	—	—	—	—	—
Other financial assets	119	116	10	77	73	14
Cash and cash equivalents	4,821	3,549	1,272	6,200	4,901	1,299
Total Current assets	32,788	13,886	21,091	34,825	15,045	22,634
Assets held for sale	10	10	—	13	10	3
TOTAL ASSETS	47,629	29,354	23,338	50,798	31,660	24,997
EQUITY AND LIABILITIES
Total Equity(1)	6,991	6,991	2,845	6,684	6,684	2,789
Provisions:	5,097	5,042	55	5,977	5,922	55
Employee benefits(1)	1,841	1,811	30	2,587	2,554	33
Other provisions	3,256	3,231	25	3,390	3,368	22
Debt:	24,089	6,654	19,520	26,014	7,553	21,107
Asset-backed financing	11,081	—	11,081	12,028	6	12,025
Other debt	13,008	6,654	8,439	13,986	7,547	9,082
Other financial liabilities	115	97	25	98	88	20
Trade payables	5,626	5,523	143	6,060	5,936	193
Current taxes payables	134	94	33	86	55	73
Deferred tax liabilities	213	29	210	138	138	213
Other current liabilities	5,364	4,924	507	5,741	5,284	547
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	40,638	22,363	20,493	44,114	24,976	22,208
TOTAL EQUITY AND LIABILITIES	47,629	29,354	23,338	50,798	31,660	24,997

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Interim Condensed Consolidated Financial Statements at September 30, 2018 for the impact of the new standard to consolidated statement of financial position. The impact of the new standard to Industrial Activities statement of financial position was to increase Other Debt, Deferred tax assets, Other current assets and Other current liabilities by $47 million, $40 million, $36 million and $587 million, respectively, and to decrease Deferred tax liabilities, Other provisions and Equity by $3 million, $393 million and $162 million, respectively. There was no impact to the Financial Services statement of financial position for the new standard.

(1)
With reference to Consolidated and Industrial Activities, in the nine months ended September 30, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Total Equity increased by $399 million.

Interim Report on Operations 28

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the nine months ended September 30, 2018 and 2017:

			Nine months ended September 30,
			2018			2017(*)
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,200	4,901	1,299	5,854	4,649	1,205
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) for the period		1,117	1,117	302	290	290	257
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		892	889	3	885	881	4
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		(1)	(306)	3	4	(294)	41
	Loss on repurchase/early redemption of notes		—	—	—	56	56	—
	Dividends received		49	178	—	42	300	—
	Change in provisions		(617)	(621)	4	87	89	(2)
	Change in deferred income taxes		108	92	16	(89)	(93)	4
	Change in items due to buy-back commitments	(a)	24	(5)	29	24	(8)	32
	Change in operating lease items	(b)	59	(9)	68	47	(12)	59
	Change in working capital		(1,467)	(1,410)	(57)	(848)	(934)	86
	TOTAL		164	(75)	368	498	275	481
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(613)	(608)	(5)	(550)	(549)	(1)
	Consolidated subsidiaries and other equity investments		—	(39)	—	(7)	(53)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		8	8	—	10	11	(1)
	Net change in receivables from financing activities		443	4	439	237	69	168
	Change in current securities		—	—	—	—	—	—
	Other changes		231	670	(439)	(161)	(143)	(18)
	TOTAL		69	35	(5)	(471)	(665)	148
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(936)	(691)	(245)	(1,223)	(773)	(450)
	Capital increase		—	—	39	13	13	46
	Dividends paid		(240)	(240)	(129)	(166)	(166)	(258)
	Purchase of treasury shares		(156)	(156)	—	(29)	(29)	—
	Purchase of ownership interests in subsidiaries		—	—	—	—	—	—
	TOTAL		(1,332)	(1,087)	(335)	(1,405)	(955)	(662)
	Translation exchange differences		(280)	(225)	(55)	305	265	40
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,379)	(1,352)	(27)	(1,073)	(1,080)	7
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,821	3,549	1,272	4,781	3,569	1,212

Interim Report on Operations 29

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to “Adoption of new accounting standards and Other financial presentation changes” reported in “Results of Operations” for the impact of the new standard to the statement of cash flows.

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
During the nine months ended September 30, 2018, consolidated cash and cash equivalents decreased by $1,379 million primarily as a result of the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% notes of $1.0 billion and of the CNH Industrial Capital LLC 3.625% notes of $600 million, the annual dividend payment of $235 million to shareholders, the repurchase of $156 million of common shares under our buy-back program, and the seasonal increase in net working capital partially offset by an increase in debt proceeds, mainly relating to new bond issuances ($500 million by CNH Industrial Capital LLC and €500 million by CNH Industrial Finance Europe S.A.). Cash and cash equivalents of Industrial Activities decreased by $1,352 million, while Cash and cash equivalents of Financial Services decreased by $27 million.
Cash flows of Industrial Activities
Net cash used by operating activities was $75 million in the nine months ended September 30, 2018, compared with $275 million provided in the nine months ended September 30, 2017. The increase in cash usage was primarily due to increased working capital absorption.
Net cash provided by investing activities was $35 million in nine months ended September 30, 2018 compared to $665 million used in the nine months ended September 30, 2017. The improvement in cash provided by investing activities was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in “Other changes”.
Net cash used in financing activities was $1,087 million in the nine months ended September 30, 2018 compared to $955 million used in the nine months ended September 30, 2017.
Cash flows of Financial Services
Net cash provided by operating activities was $368 million in the nine months ended September 30, 2018 compared to $481 million provided in the nine months ended September 30, 2017.
Net cash used in investing activities was $5 million in the nine months ended September 30, 2018 compared to $148 million provided in the nine months ended September 30, 2017, primarily reflecting an increase in net cash paid related to intersegment payables and receivables.
Net cash used in financing activities was $335 million in the nine months ended September 30, 2018 compared to $662 million used in the nine months ended September 30, 2017. The improvement from the prior year was primarily due to an increase in debt proceeds and lower dividends payments.
Consolidated Debt
As of September 30, 2018 and December 31, 2017, our consolidated Debt was as detailed in the table below:

	At September 30, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,089	6,654	19,520	26,014	7,553	21,107
We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Interim Report on Operations 30

The calculation of Net Debt as of September 30, 2018 and December 31, 2017 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At September 30, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,089	5,674	18,415	26,014	6,551	19,463
Intersegment notes payable	—	980	1,105	—	1,002	1,644
Total Debt(1)	24,089	6,654	19,520	26,014	7,553	21,107
Less:
Cash and cash equivalents	4,821	3,549	1,272	6,200	4,901	1,299
Intersegment financial receivables	—	1,105	980	—	1,644	1,002
Other financial assets(2)	119	116	10	77	73	14
Other financial liabilities(2)	(115)	(97)	(25)	(98)	(88)	(20)
Net Debt (Cash)(3)	19,264	1,981	17,283	19,835	1,023	18,812

(1)
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $980 million and $1,002 million at September 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,105 million and $1,644 million at September 30, 2018 and December 31, 2017, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $125 million and $642 million as of September 30, 2018 and December 31, 2017, respectively.
The decrease in Net Debt at September 30, 2018 compared to December 31, 2017 mainly reflects the positive impact of exchange rate differences and the reduction in portfolio receivables of Financial Services. The cash absorption from Industrial Activities reflects mainly the seasonal increase in net working capital, the distribution of the annual dividend to the shareholders for $235 million and the purchase of CNH Industrial N.V. shares for $156 million under the share buy-back program.
The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2018 and 2017:

	Nine months ended September 30,
($ million)	2018	2017
Net industrial (debt)/cash at beginning of period	(1,023)	(1,870)
Adjusted EBITDA of Industrial Activities	2,304	1,815
Cash interest and taxes	(465)	(389)
Changes in provisions and similar(1)	(505)	(218)
Change in working capital	(1,410)	(934)
Operating cash flow	(76)	274
Investments in property, plant and equipment, and intangible assets(2)	(608)	(549)
Other changes	(9)	89
Net industrial cash flow	(693)	(186)
Capital increases and dividends(3)	(396)	(182)
Currency translation differences and other(4)	131	(440)
Change in Net industrial debt	(958)	(808)
Net industrial (debt)/cash at end of period	(1,981)	(2,678)

(1)	Also includes other cash flows items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Also includes share buy-back transactions.

(4)	In the nine months ended September 30, 2017, this item also included the charge of $56 million related to the repurchase/early redemption of notes.
Available committed unsecured facilities expiring after twelve months amounted to approximately $3.5 billion at September 30, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at September 30, 2018 ($3.8 billion at December 31, 2017) of which $1.2 billion was available at September 30, 2018 ($1.2 billion at December 31, 2017).

Interim Report on Operations 31

2018 U.S. GAAP OUTLOOK(1)
CNH Industrial manages its operations, assesses its performance and makes decisions about resource allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

Despite increasing uncertainties related to the trade policy environment and raw material inflationary headwinds, together with foreign exchange volatility in the emerging economies, CNH Industrial is confirming its 2018 guidance as follows:

▪	Net sales of Industrial Activities at approximately $28 billion;

▪	Adjusted diluted EPS(2) between $0.67 and $0.71 per share. In light of the 2018 third quarter earnings results, current expectations are at the high end of the range;

▪	Net industrial debt at the end of 2018 between $0.7 billion and $0.9 billion.

(1)
2018 guidance does not include any impacts under U.S. GAAP deriving from the gain resulting from the modification of a healthcare plan in the U.S. anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)
Outlook is not provided on diluted EPS under U.S. GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Interim Report on Operations 32

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2018

Interim Condensed Consolidated Financial Statements at September 30, 2018 33

CONDENSED CONSOLIDATED INCOME
STATEMENT (*)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2018	2017(**)	2018	2017(**)
Net revenues	(1)	6,704	6,670	21,487	19,419
Cost of sales	(2)	5,418	5,495	17,416	15,972
Selling, general and administrative costs	(3)	527	535	1,685	1,609
Research and development costs	(4)	278	265	804	760
Result from investments:	(5)	11	23	55	71
Share of the profit/(loss) of investees accounted for using the equity method		11	23	55	71
Other income/(expenses) from investments		—	—	—	—
Gains/(losses) on the disposal of investments	(6)	(1)	—	(1)	—
Restructuring costs	(7)	7	53	17	76
Other income/(expenses)	(8)	(29)	(34)	425	(66)
Financial income/(expenses)	(9)	(199)	(191)	(505)	(483)
PROFIT/(LOSS) BEFORE TAXES		256	120	1,539	524
Income tax (expense)	(10)	(108)	(73)	(422)	(234)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		148	47	1,117	290
PROFIT/(LOSS) FOR THE PERIOD		148	47	1,117	290

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		140	44	1,091	279
Non-controlling interests		8	3	26	11

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.10	0.03	0.80	0.20
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.10	0.03	0.80	0.20

(*)
Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. As a consequence, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

(**)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2018 34

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2018	2017(*)	2018	2017(*)
PROFIT/(LOSS) FOR THE PERIOD (A)		148	47	1,117	290

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	—	—	55	(1)
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	—	—	(14)	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	—	41	(1)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	16	16	8	74
Exchange gains/(losses) on translating foreign operations	(21)	(157)	(26)	(478)	(147)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(23)	14	(43)	50
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(2)	(2)	—	(10)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(166)	2	(513)	(33)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(166)	2	(472)	(34)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(18)	49	645	256

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		(20)	46	626	247
Non-controlling interests		2	3	19	9

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2018 35

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At September 30, 2018	At December 31, 2017 (*)	At January 1, 2017(*)
ASSETS
Intangible assets	(12)	5,482	5,644	5,504
Property, plant and equipment	(13)	6,091	6,830	6,278
Investments and other financial assets:	(14)	579	631	554
Investments accounted for using the equity method		545	590	505
Other investments and financial assets		34	41	49
Leased assets	(15)	1,772	1,845	1,907
Defined benefit plan assets		24	28	5
Deferred tax assets		883	982	997
Total Non-current assets		14,831	15,960	15,245
Inventories	(16)	7,283	6,453	5,729
Trade receivables	(17)	474	496	623
Receivables from financing activities	(17)	18,365	19,795	18,614
Current tax receivables	(17)	306	303	430
Other current assets	(17)	1,420	1,501	1,234
Current financial assets:		119	77	95
Current securities		—	—	—
Other financial assets	(18)	119	77	95
Cash and cash equivalents	(19)	4,821	6,200	5,854
Total Current assets		32,788	34,825	32,579
Assets held for sale	(20)	10	13	22
TOTAL ASSETS		47,629	50,798	47,846

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2018 36

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At September 30, 2018	At December 31, 2017(*)	At January 1, 2017(*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,966	6,671	6,497
Non-controlling interests		25	13	10
Total Equity	(21)	6,991	6,684	6,507
Provisions:		5,097	5,977	5,351
Employee benefits	(22)	1,841	2,587	2,532
Other provisions	(22)	3,256	3,390	2,819
Debt:	(23)	24,089	26,014	25,434
Asset-backed financing	(23)	11,081	12,028	11,784
Other debt	(23)	13,008	13,986	13,650
Other financial liabilities	(18)	115	98	249
Trade payables	(24)	5,626	6,060	5,185
Current tax payables		134	86	229
Deferred tax liabilities		213	138	186
Other current liabilities	(25)	5,364	5,741	4,705
Liabilities held for sale		—	—	—
Total Liabilities		40,638	44,114	41,339
TOTAL EQUITY AND LIABILITIES		47,629	50,798	47,846

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements at September 30, 2018 37

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Nine months ended September 30, 2018	Nine months ended September 30, 2017(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	6,200	5,854
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		1,117	290
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		892	885
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		—	6
Other non-cash items		(1)	(2)
Loss on repurchase/early redemption of notes		—	56
Dividends received		49	42
Change in provisions		(617)	87
Change in deferred income taxes		108	(89)
Change in items due to buy-back commitments	(a)	24	24
Change in operating lease items	(b)	59	47
Change in working capital		(1,467)	(848)
TOTAL		164	498
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(613)	(550)
Consolidated subsidiaries and other equity investments		—	(7)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		8	10
Net change in receivables from financing activities		443	237
Change in current securities		—	—
Other changes		231	(161)
TOTAL		69	(471)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,083	1,917
Repayment of bonds		(1,648)	(2,146)
Issuance of other medium-term borrowings (net of repayment)		103	100
Net change in other financial payables and other financial assets/liabilities		(474)	(1,094)
Capital increase		—	13
Dividends paid		(240)	(166)
Purchase of treasury shares		(156)	(29)
TOTAL		(1,332)	(1,405)
Translation exchange differences		(280)	305
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,379)	(1,073)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	4,821	4,781

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Interim Condensed Consolidated Financial Statements at September 30, 2018 38

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2016 (AS PREVIOUSLY REPORTED)	25	(9)	3,237	4,912	(66)	(806)	(511)	(159)	11	6,634
Impact of IFRS 15 adoption	—	—	—	(131)	—	5	—	—	(1)	(127)
AT JANUARY 1, 2017	25	(9)	3,237	4,781	(66)	(801)	(511)	(159)	10	6,507

Changes in equity for the nine months ended September 30, 2017
Capital increase	—	—	—	—	—	—	—	—		—
Dividends distributed	—	—	—	(161)	—	—	—	—	(5)	(166)
Acquisition of treasury stock	—	(29)	—	—	—	—	—	—	—	(29)
Common shares issued from treasury stock and capital increase for share-based compensation	—	30	(6)	—	—	—	—	—	—	24
Share-based compensation expense	—	—	15	—	—	—	—	—	—	15
Total comprehensive income/(loss) for the period	—	—	—	279	63	(144)	(1)	50	9	256
Other changes	—	—	—	—	—	—	—	—	(3)	(3)
AT SEPTEMBER 30, 2017	25	(8)	3,246	4,899	(3)	(945)	(512)	(109)	11	6,604

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017 (AS PREVIOUSLY REPORTED)	25	(10)	3,253	5,211	7	(1,004)	(525)	(126)	15	6,846
Impact of IFRS 15 adoption	—	—	—	(152)	—	(8)	—	—	(2)	(162)
Impact of IFRS 9 adoption	—	—	—	(12)	—	—	—	—	—	(12)
AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672

Changes in equity for the nine months ended September 30, 2018
Capital increase	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—	—	—	(235)	—	—	—	—	(5)	(240)
Acquisition of treasury stock	—	(156)	—	—	—	—	—	—	—	(156)
Common shares issued from treasury stock and capital increase for share-based compensation	—	37	(35)	—	—	—	—	—	—	2
Share-based compensation expense	—	—	25		—	—	—	—	—	25
Total comprehensive income/(loss) for the period	—	—	—	1,091	8	(471)	41	(43)	19	645
Other changes	—	—	(12)	57	—	—	—	—	(2)	43
AT SEPTEMBER 30, 2018	25	(129)	3,231	5,960	15	(1,483)	(484)	(169)	25	6,991

Interim Condensed Consolidated Financial Statements at September 30, 2018 39

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands, and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These interim condensed consolidated financial statements at September 30, 2018 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on November 13, 2018 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2017, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2017”). The accounting standards and policies are consistent with those used at December 31, 2017, except as described in the following paragraph “New standards and amendments effective from January 1, 2018”.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2017 for a description of the significant estimates, judgments and assumptions of CNH Industrial, as well as those discussed in the following paragraph “New standards and amendments effective from January 1, 2018”.
Furthermore, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Interim Condensed Consolidated Financial Statements at September 30, 2018 40

Certain financial information in the Interim Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

▪	NAFTA – United States, Canada and Mexico;

▪	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

▪	LATAM – Central and South America, and the Caribbean Islands; and

▪	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. The Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2017, as well as those discussed in the Note 17 “Current receivables and Other current assets” in the Interim Condensed Consolidated Financial Statements.
The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
Concurrently with the change in accounting standards, as described in the following paragraph “New standards and amendments effective from January 1, 2018”, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”) (refer to Note 27 “Segment reporting” for additional information). As a consequence, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement prepared in accordance with EU-IFRS.
Furthermore, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the condensed consolidated income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the condensed consolidated income statement. This reclassification had no effect on the Group’s consolidated results of operations, financial position or cash flows.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.

Interim Condensed Consolidated Financial Statements at September 30, 2018 41

New standards and amendments effective from January 1, 2018

▪	IFRS 15 - Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity. CNH Industrial has adopted the new standard and all the related amendments effective January 1, 2018 using the full retrospective approach, recasting the balances of the statement of financial position at January 1, 2017 (date of first time retrospective adoption of the new standard) and December 31, 2017, and the income statement balances for 2017, as if IFRS 15 had always been applied.
The impact of adopting the IFRS 15 on net equity at January 1, 2017 is a reduction of $127 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. Further details on the overall impact for the adoption of the new standard are reported in the following section “Summary of the impacts of the adoption of new accounting standards and income statement presentation changes”.
In accordance with the transitional rules included in IFRS 15, the Group has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.
For completeness of information, we remind that the segment information included in Note 27 “Segment reporting” is prepared using U.S. GAAP according to the information and metrics used by the CODM in assessing the performance make decisions about resource allocation to the operating segments. Under U.S. GAAP, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018, using the full retrospective approach. As a consequence, starting 2018, the segment information included in Note 27 is affected by the adoption of ASC 606. IFRS 15 and ASC 606 largely converged, however, due to the different structure of the income statement and metrics used by CNH Industrial under EU-IFRS and U.S. GAAP, the adoption of IFRS 15 and ASC 606 has a different impact on its financial statements under the two sets of standards.
The following paragraph presents CNH Industrial’s revenue recognition policy after the adoption of the new accounting standard IFRS 15.
Revenue recognition policy
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.
The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.

Interim Condensed Consolidated Financial Statements at September 30, 2018 42

The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good sold, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities.The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.

Interim Condensed Consolidated Financial Statements at September 30, 2018 43

Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.
Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.

▪	IFRS 9 - Financial Instruments
On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, the Group has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without restating prior periods.

Interim Condensed Consolidated Financial Statements at September 30, 2018 44

Classification and measurement of financial instruments
As results of the adoption of IFRS 9, the Group has classified and measured its financial assets as at amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”), depending on its business model for managing such financial assets and the asset’s contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity (“HTM”), loans and receivables (“L&R”) and available for sale (“AFS”).
The classification used previously under IAS 39 has been discontinued from January 1, 2018. In accordance with the transactional provisions of IFRS 9, the Group has not restated prior periods but has classified the financial assets held at January 1, 2018 retrospectively, according to the business model and based on facts and circumstances under which the assets were held at that date.
The classification and measurement of financial liabilities remained unchanged for the Group.
There were no changes in the carrying amounts on the basis of allocation from original measurement categories under IAS 39 to new measurement categories under IFRS 9.
The following summarizes the classification and measurement changes for the Group’s financial assets and financial liabilities on initial application of IFRS 9 (January 1, 2018):

		Previous classification and carrying amount (IAS 39)							New classification and carrying amount (IFRS 9)
($ million)	Note	L&R	HTM	AFS	Hedging Derivatives	FVTPL	AC	Remeasurement upon application of IFRS 9 (January 1, 2018)(*)	AC	Hedging Derivatives	FVTPL	FVTOCI
Investment and other financial assets - Other securities	(14)	—	—	1	—	—	—	—	—		1	—
Investment and other financial assets - Non-current financial receivables	(14)	34	—	—	—	—	—	—	34		—	—
Trade receivables	(17)	496	—	—	—	—	—	(3)	493		—	—
Receivables from financing activities (a)	(17)	19,458	—	—	—	—	—	—	19,458		—	—
Other current assets (b)	(17)	1,330	—	—	—	—	—	—	1,330		—	—
Current financial assets – Derivatives designated as hedging instruments	(18)	—	—	—	60	—	—	—	—	60	—	—
Current financial assets – Derivatives not designated as hedging instruments	(18)	—	—	—	—	17	—	—	—	—	17	—
Cash and cash equivalents - Cash at banks and Restricted cash	(19)	5,556	—	—	—	—	—	—	5,556	—	—	—
Cash and cash equivalents - Money market securities	(19)	—	644	—	—	—	—	—	644	—	—	—
Total financial assets		26,874	644	1	60	17	—	(3)	27,515	60	18	—
Debt – Asset-backed financing	(23)	—	—	—	—	—	12,028	—	12,028	—	—	—
Debt – Other debt (c)	(23)	—	—	—	—	—	13,983	—	13,983	—	—	—
Other financial liabilities – Derivatives designated as hedging instruments	(18)	—	—		71	—	—	—	—	71	—	—
Other financial liabilities – Derivatives not designated as hedging instruments	(18)	—	—		—	27	—	—	—	—	27	—
Trade payables	(24)	—	—	—	—	—	6,060	—	6,060		—	—
Other current liabilities (d)	(25)	—	—	—	—	—	3,817	—	3,817		—	—
Total financial liabilities		—	—	—	71	27	35,888	—	35,888	71	27	—

(a)	It excludes receivables for finance leases.

(b)	It refers to financial assets included in Other current receivables.

(c)	It excludes payables for finance leases.

(d)	It refers to financial liabilities included in Other current liabilities.
(*)    Remeasurement upon application of IFRS 9 at January 1, 2018 as a result of the change in the impairment model.

Interim Condensed Consolidated Financial Statements at September 30, 2018 45

Hedge accounting
IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The new hedge accounting rules align the accounting for hedge instruments more closely with the Group’s risk management practices. The standard also introduces expanded disclosure requirements and changes in presentation. CNH Industrial undertook an assessment of its IAS 39 hedge relationships existing at December 31, 2017 against the requirements of IFRS 9 and concluded that these hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. There was no impact from the adoption of hedge accounting requirements in IFRS 9 at January 1, 2018. Refer to Note 18 “Other financial assets and Other financial liabilities” for additional details on CNH Industrial derivative financial instruments policy.

Impairment of financial assets
On January 1, 2018, CNH Industrial changed the impairment model for its financial assets moving from the incurred loss model under IAS 39 to the expected credit loss model under IFRS 9. Until December 31, 2017, CNH Industrial estimated the incurred losses arising from the failure or inability of customers to make payments when due. These estimates were assessed on an individual basis, taking into account the aging of customers’ balances, specific credit circumstances and CNH Industrial’s historical experience, and on a collective basis, using loss forecast models that considered a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency.
In accordance with IFRS 9, the simplified approach, which requires expected lifetime losses, was applied to trade receivables. For receivables from financing activities CNH Industrial applied the general approach recording the credit losses either on a 12-month or lifetime basis.
In accordance with the transitional provisions of IFRS 9, CNH Industrial decided not to restate prior periods. Instead, the allowance for doubtful accounts for trade receivables and receivables from financing activities at January 1, 2018, were reassessed in accordance with the new impairment model.
The following table compares the closing balances of trade receivables and receivables from financing activities and the related allowances at December 31, 2017 with the respective opening balances at January 1, 2018, adjusted on initial application of IFRS 9:

($ million)	December 31, 2017 as recast in accordance with IAS 39	Impact of IFRS 9 adoption	January 1, 2018 as recast in accordance with IFRS 9

Trade Receivables	605	—	605
Allowance for doubtful accounts	(109)	(3)	(112)
Total	496	(3)	493

Receivables from financing activities	20,378	—	20,378
Allowance for doubtful accounts	(583)	—	(583)
Total	19,795	—	19,795
Furthermore, the adoption of the new impairment model in the Group also affected the results of one of its associates accounted for under the equity method (CNH Industrial Capital Europe S.a.S.).
The total impact from the adoption of the new impairment model amounted to $12 million, net of tax effect, and was recognized in Earnings reserves at January 1, 2018.
The following paragraph presents CNH Industrial’s impairment of financial assets policy after the adoption of the new accounting standard IFRS 9.

Interim Condensed Consolidated Financial Statements at September 30, 2018 46

Impairment of financial assets policy
Impairment allowances for trade receivables and contract assets represent CNH Industrial’s estimates of expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset. CNH Industrial measures the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses.
The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

▪	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

▪	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Refer to Note 17 “Current receivables and Other current assets” for additional details on the calculation of allowance for credit losses.

Interim Condensed Consolidated Financial Statements at September 30, 2018 47

Summary of the impacts of the adoption of new accounting standards and income statement presentation changes
In detail, the following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at January 1, 2017:

	At January 1, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
ASSETS
Intangible assets	5,504	—	5,504
Property, plant and equipment	6,278	—	6,278
Investments and other financial assets:	554	—	554
Investments accounted for using the equity method	505	—	505
Other investments and financial assets	49	—	49
Leased assets	1,907	—	1,907
Defined benefit plan assets	5	—	5
Deferred tax assets	959	38	997
Total Non-current assets	15,207	38	15,245
Inventories	5,732	(3)	5,729
Trade receivables	623	—	623
Receivables from financing activities	18,662	(48)	18,614
Current tax receivables	430	—	430
Other current assets	1,209	25	1,234
Current financial assets:	95	—	95
Current securities	—	—	—
Other financial assets	95	—	95
Cash and cash equivalents	5,854	—	5,854
Total Current assets	32,605	(26)	32,579
Assets held for sale	22	—	22
TOTAL ASSETS	47,834	12	47,846
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,623	(126)	6,497
Non-controlling interests	11	(1)	10
Total Equity	6,634	(127)	6,507
Provisions:	5,687	(336)	5,351
Employee benefits	2,532	—	2,532
Other provisions	3,155	(336)	2,819
Debt:	25,434	—	25,434
Asset-backed financing	11,784	—	11,784
Other debt	13,650	—	13,650
Other financial liabilities	249	—	249
Trade payables	5,185	—	5,185
Current tax payables	229	—	229
Deferred tax liabilities	188	(2)	186
Other current liabilities	4,228	477	4,705
Liabilities held for sale	—	—	—
Total Liabilities	41,200	139	41,339
TOTAL EQUITY AND LIABILITIES	47,834	12	47,846

Interim Condensed Consolidated Financial Statements at September 30, 2018 48

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at December 31, 2017 and the cumulative unaudited impact of adoption of IFRS 9 at January 1, 2018:

($ million)	At December 31, 2017 as previously reported	Impact of IFRS 15 adoption	At December 31, 2017 as recast	Impact of IFRS 9 adoption	At January 1, 2018 as recast
ASSETS
Intangible assets	5,644	—	5,644	—	5,644
Property, plant and equipment	6,830	—	6,830	—	6,830
Investments and other financial assets:	631	—	631	(9)	622
Investments accounted for using the equity method	590	—	590	(9)	581
Other investments and financial assets	41	—	41	—	41
Leased assets	1,845	—	1,845	—	1,845
Defined benefit plan assets	28	—	28	—	28
Deferred tax assets	942	40	982	—	982
Total Non-current assets	15,920	40	15,960	(9)	15,951
Inventories	6,453	—	6,453	—	6,453
Trade receivables	496	—	496	(3)	493
Receivables from financing activities	19,842	(47)	19,795	—	19,795
Current tax receivables	303	—	303	—	303
Other current assets	1,465	36	1,501	—	1,501
Current financial assets:	77	—	77	—	77
Current securities	—	—	—	—	—
Other financial assets	77	—	77	—	77
Cash and cash equivalents	6,200	—	6,200	—	6,200
Total Current assets	34,836	(11)	34,825	(3)	34,822
Assets held for sale	13	—	13	—	13
TOTAL ASSETS	50,769	29	50,798	(12)	50,786
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,831	(160)	6,671	(12)	6,659
Non-controlling interests	15	(2)	13	—	13
Total Equity	6,846	(162)	6,684	(12)	6,672
Provisions:	6,370	(393)	5,977	—	5,977
Employee benefits	2,587	—	2,587	—	2,587
Other provisions	3,783	(393)	3,390	—	3,390
Debt:	26,014	—	26,014	—	26,014
Asset-backed financing	12,028	—	12,028	—	12,028
Other debt	13,986	—	13,986	—	13,986
Other financial liabilities	98	—	98	—	98
Trade payables	6,060	—	6,060	—	6,060
Current tax payables	86	—	86	—	86
Deferred tax liabilities	141	(3)	138	—	138
Other current liabilities	5,154	587	5,741	—	5,741
Liabilities held for sale	—	—	—	—	—
Total Liabilities	43,923	191	44,114	—	44,114
TOTAL EQUITY AND LIABILITIES	50,769	29	50,798	(12)	50,786

Interim Condensed Consolidated Financial Statements at September 30, 2018 49

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the condensed consolidated income statement and on the basic and diluted earnings/(loss) per share for the three months ended September 30, 2017:

	Three months ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	6,742	(72)	—	6,670	Net revenues
Cost of sales	5,569	(74)	—	5,495	Cost of sales
Selling, general and administrative costs	535	—	—	535	Selling, general and administrative costs
Research and development costs	265	—	—	265	Research and development costs
			23	23	Result from investments:
			23	23	Share of the profit/(loss) of investees accounted for using the equity method
			—	—	Other income/(expenses) from investments
Other income/(expenses)	(34)	—	34
TRADING PROFIT/(LOSS)	339	2	(341)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	53	—	—	53	Restructuring costs
Other unusual income/(expenses)	—	—	—
OPERATING PROFIT/(LOSS)	286	2	(288)
Financial income/(expenses)	(191)	—	191
Result from investments:	23	—	(23)
Share of the profit/(loss) of investees accounted for using the equity method	23	—	(23)
Other income/(expenses) from investments	—	—	—
			(34)	(34)	Other income/(expenses)
			(191)	(191)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	118	2	—	120	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(74)	1	—	(73)	Income tax (expense)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	44	3	—	47	PROFIT/(LOSS) FROM CONTINUING OPERATIONS
PROFIT/(LOSS) FOR THE PERIOD	44	3	—	47	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	41	3	—	44	Owners of the parent
Non-controlling interests	3	—	—	3	Non-controlling interests

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.03	—	—	0.03	BASIC EARNINGS/(LOSS) PER COMMON SHARE
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.03	—	—	0.03	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

Interim Condensed Consolidated Financial Statements at September 30, 2018 50

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the condensed consolidated income statement and on the basic and diluted earnings/(loss) per share for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	19,665	(246)	—	19,419	Net revenues
Cost of sales	16,205	(233)	—	15,972	Cost of sales
Selling, general and administrative costs	1,609	—	—	1,609	Selling, general and administrative costs
Research and development costs	760	—	—	760	Research and development costs
			71	71	Result from investments:
			71	71	Share of the profit/(loss) of investees accounted for using the equity method
			—	—	Other income/(expenses) from investments
Other income/(expenses)	(74)	—	74
TRADING PROFIT/(LOSS)	1,017	(13)	(1,004)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	76	—	—	76	Restructuring costs
Other unusual income/(expenses)	8	—	(8)
OPERATING PROFIT/(LOSS)	949	(13)	(936)
Financial income/(expenses)	(483)	—	483
Result from investments:	71	—	(71)
Share of the profit/(loss) of investees accounted for using the equity method	71	—	(71)
Other income/(expenses) from investments	—	—	—
			(66)	(66)	Other income/(expenses)
			(483)	(483)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	537	(13)	—	524	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(236)	2	—	(234)	Income tax (expense)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	301	(11)	—	290	PROFIT/(LOSS) FROM CONTINUING OPERATIONS
PROFIT/(LOSS) FOR THE PERIOD	301	(11)	—	290	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	290	(11)	—	279	Owners of the parent
Non-controlling interests	11	—	—	11	Non-controlling interests

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.21	(0.01)	—	0.20	BASIC EARNINGS/(LOSS) PER COMMON SHARE
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.21	(0.01)	—	0.20	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

Interim Condensed Consolidated Financial Statements at September 30, 2018 51

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of comprehensive income for the three months ended September 30, 2017:

	Three months ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
PROFIT/(LOSS) FOR THE PERIOD	44	3	47

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—
Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	—	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	—	—	—
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	16	—	16
Exchange gains/(losses) on translating foreign operations	(23)	(3)	(26)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	14	—	14
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(2)	—	(2)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	5	(3)	2
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	5	(3)	2

TOTAL COMPREHENSIVE INCOME/(LOSS)	49	—	49

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	46	—	46
Non-controlling interests	3	—	3

Interim Condensed Consolidated Financial Statements at September 30, 2018 52

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of comprehensive income for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
PROFIT/(LOSS) FOR THE PERIOD	301	(11)	290

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(1)	—	(1)
Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	—	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	(1)	—	(1)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	74	—	74
Exchange gains/(losses) on translating foreign operations	(136)	(11)	(147)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	50	—	50
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(10)	—	(10)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	(22)	(11)	(33)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	(23)	(11)	(34)
			—
TOTAL COMPREHENSIVE INCOME/(LOSS)	278	(22)	256

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	269	(22)	247
Non-controlling interests	9	—	9

The impact of adoption of IFRS 15 on the condensed consolidated statement of cash flows for the nine months ended September 30, 2017 was immaterial.

Interim Condensed Consolidated Financial Statements at September 30, 2018 53

Other accounting standards, amendments and interpretations effective from January 1, 2018

▪
On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The application of these amendments did not have any effect on the Interim Condensed Consolidated Financial Statements.

▪
On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The application of this interpretation did not have any effect on the Interim Condensed Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

▪
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16; accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.  The European Union has completed its endorsement process for this standard.

The Group established a cross functional project management implementation team. The Group has completed scoping reviews and continues to make progress in updating business process, systems, accounting policies and internal controls.  IFRS 16 is effective from January 1, 2019 and the Group is continuing with its assessment of the impact of the adoption of this standard on its consolidated financial statements. The Group expects to adopt IFRS 16 under the Modified Retrospective approach with the election of certain practical expedients upon transition.
See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2017, for a description of other new standards not yet effective and not adopted as of September 30, 2018. Furthermore:

▪
On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The European Union has not yet completed its endorsement process for these amendments.

▪
On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020,  with earlier application permitted. The European Union has not yet completed its endorsement process for these amendments.

SCOPE OF CONSOLIDATION
There have been no significant changes in the scope of consolidation during the nine months ended September 30, 2018.

Interim Condensed Consolidated Financial Statements at September 30, 2018 54

COMPOSITION AND PRINCIPAL CHANGES
2017 figures included in the following notes have been recast following the retrospective adoption, on January 1, 2018, of the new accounting standard for revenue recognition (IFRS 15) and the changes in the income statement presentation.

1.	Net revenues
The following tables summarize Net revenues for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30, 2018					Three months ended September 30, 2017
($ million)	EMEA	NAFTA	LATAM	APAC	Total	EMEA	NAFTA	LATAM	APAC	Total
Agricultural Equipment	894	945	446	396	2,681	862	824	410	451	2,547
Construction Equipment	130	388	83	125	726	127	319	86	86	618
Commercial Vehicles	2,054	3	158	180	2,395	2,079	4	235	255	2,573
Powertrain	679	37	54	191	961	765	34	77	199	1,075
Eliminations and Other	(402)	(23)	(45)	(17)	(487)	(472)	(23)	(62)	(17)	(574)
Total Industrial Activities	3,355	1,350	696	875	6,276	3,361	1,158	746	974	6,239
Financial Services	74	309	63	25	471	84	300	68	26	478
Eliminations and Other	(32)	(1)	(5)	(5)	(43)	(34)	(2)	(6)	(5)	(47)
Total Net revenues	3,397	1,658	754	895	6,704	3,411	1,456	808	995	6,670

	Nine months ended September 30, 2018					Nine months ended September 30, 2017
($ million)	EMEA	NAFTA	LATAM	APAC	Total	EMEA	NAFTA	LATAM	APAC	Total
Agricultural Equipment	3,291	2,793	1,155	1,333	8,572	2,784	2,434	1,125	1,210	7,553
Construction Equipment	439	1,113	252	403	2,207	354	932	209	275	1,770
Commercial Vehicles	6,637	9	546	587	7,779	6,002	13	599	682	7,296
Powertrain	2,404	109	180	673	3,366	2,348	94	202	569	3,213
Eliminations and Other	(1,491)	(69)	(151)	(57)	(1,768)	(1,502)	(63)	(165)	(47)	(1,777)
Total Industrial Activities	11,280	3,955	1,982	2,939	20,156	9,986	3,410	1,970	2,689	18,055
Financial Services	238	960	197	76	1,471	243	980	199	70	1,492
Eliminations and Other	(104)	(12)	(8)	(16)	(140)	(96)	(2)	(15)	(15)	(128)
Total Net revenues	11,414	4,903	2,171	2,999	21,487	10,133	4,388	2,154	2,744	19,419

The following table disaggregates Net revenues by major source for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017	2018	2017
Revenues from:
Sales of goods	6,049	6,000	19,499	17,413
Rendering of services	112	123	297	321
Rents and other income on assets sold with a buy-back commitment	115	116	360	321
Revenues from sales of goods and services	6,276	6,239	20,156	18,055
Finance and interest income	248	278	786	818
Rents and other income on operating lease	180	153	545	546
Total Net Revenues	6,704	6,670	21,487	19,419

Interim Condensed Consolidated Financial Statements at September 30, 2018 55

Contract liabilities recorded in Other current liabilities were $1,407 million and $1,498 million at September 30, 2018 and December 31, 2017, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended September 30, 2018 and 2017, revenues included $125 million and $123 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2018 and 2017, revenues included $440 million and $391 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of September 30, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion. CNH Industrial expects to recognize revenue on approximately 41% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.	Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Interest cost and other financial charges from Financial Services	112	118	323	351
Other costs of sales	5,306	5,377	17,093	15,621
Total Cost of sales	5,418	5,495	17,416	15,972

3.	Selling, general and administrative costs
Selling, general and administrative costs amounted to $527 million and $1,685 million in the three and nine months ended September 30, 2018, respectively, compared to $535 million and $1,609 million recorded in the comparable periods in 2017.

4.	Research and development costs
In the three months ended September 30, 2018, research and development costs of $278 million ($265 million in the comparable period of 2017) comprise all the research and development costs not recognized as assets in the period amounting to $161 million ($148 million in the three months ended September 30, 2017) and the amortization of capitalized development costs of $117 million ($117 million in the comparable period of 2017). During the period, the Group capitalized new development costs of $100 million ($101 million in the three months ended September 30, 2017).
In the nine months ended September 30, 2018, research and development costs of $804 million ($760 million in the comparable period of 2017) included all the research and development costs not recognized as assets in the period amounting to $445 million ($409 million in the nine months ended September 30, 2017) and the amortization of capitalized development costs of $359 million ($351 million in the comparable period of 2017). During the period, the Group capitalized new development costs of $321 million ($271 million in the nine months ended September 30, 2017).

Interim Condensed Consolidated Financial Statements at September 30, 2018 56

5.	Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision and dividend income. In the three and nine months ended September 30, 2018, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method is a gain of $11 million and $55 million, respectively (a gain of $23 million and $71 million in the comparable periods of 2017, respectively).

6.	Gains/(losses) on the disposal of investments
Loss on disposal of investments was $1 million for the three and nine months ended September 30, 2018 and 2017, zero in the comparable periods of 2017.

7.	Restructuring costs
CNH Industrial incurred restructuring costs of $7 million and $17 million during the three and nine months ended September 30, 2018, respectively. CNH Industrial incurred restructuring costs of $53 million and $76 million during the three and nine months ended September 30, 2017, respectively. The costs during the three and nine months ended September 30, 2018 and 2017 primarily related to actions as part of the Company’s Efficiency Program launched in 2014.

8.	Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. This item amounted to other expenses of $29 million and other income of $425 million in the three and nine months ended September 30, 2018, respectively, and included in the nine months ended September 30, 2018 a pre-tax income of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following the favorable judgement issued by the United States Supreme Court, as further described in paragraph “Employee benefits” of Note 22 “Provisions”. Other expenses were $34 million and $66 million in the three and nine months ended September 30, 2017, respectively.

9.	Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and nine months ended September 30, 2018 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $193 million and $604 million in the three and nine months ended September 30, 2018, respectively ($195 million and $564 million in the comparable periods of 2017, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $112 million and $323 million in the three and nine months ended September 30, 2018, respectively ($118 million and $351 million in the comparable periods of 2017, respectively).

Interim Condensed Consolidated Financial Statements at September 30, 2018 57

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Financial income:
Interest earned and other financial income	16	20	52	60
Interest income from customers and other financial income of Financial Services	193	195	604	564
Total financial income	209	215	656	624
of which:
Financial income, excluding Financial Services (a)	16	20	52	60

Interest and other financial expenses:
Interest cost and other financial expenses	204	251	578	696
Write-downs of financial assets	3	21	29	60
Interest costs on employee benefits	6	13	26	37
Total interest and other financial expenses	213	285	633	793
Net (income)/expenses from derivative financial instruments and exchange differences	114	44	247	101
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	327	329	880	894
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	215	211	557	543

Net financial income/(expenses) excluding Financial Services (a) - (b)	(199)	(191)	(505)	(483)
In the three months ended September 30, 2017, net financial expenses included a charge of $39 million related to the repurchase of portions of outstanding CNH Industrial Finance Europe S.A.’s 6.250% notes due 2018 and 2.750% notes due 2019. In the nine months ended September 30, 2017, net financial expenses also included a charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7.875% senior notes due 2017.

10.	Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Current taxes	(81)	(79)	(225)	(327)
Deferred taxes	(31)	7	(200)	93
Taxes relating to prior periods	4	(1)	3	—
Total Income tax (expense)	(108)	(73)	(422)	(234)
The effective tax rates for the three months ended September 30, 2018 and 2017 were 42.2% and 60.8%, respectively. The effective tax rate for the nine months ended September 30, 2018 was 27.4% compared to 44.7% for the nine months ended September 30, 2017. The effective tax rates for the three and nine months ended September 30, 2017 were primarily impacted by unbenefited losses in certain jurisdictions.
In December 2017, the U.S. government enacted new tax legislation (U.S. Tax Reform). U.S. Tax Reform changed many aspects of U.S. corporate income taxation including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. During the three and nine months ended September 30, 2018, CNH Industrial recognized an immaterial net tax benefit in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, the Company will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.

Interim Condensed Consolidated Financial Statements at September 30, 2018 58

11.	Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
A reconciliation of basic and diluted earnings per share is as follows:

		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
Basic:
Profit attributable to the owners of the parent	$ million	140	44	1,091	279
Weighted average common shares outstanding – basic	million	1,355	1,364	1,358	1,364
Basic earnings per common share		$0.10	0.03	0.80	0.20

Diluted:
Profit attributable to the owners of the parent	$ million	140	44	1,091	279
Weighted average common shares outstanding– basic	million	1,355	1,364	1,358	1,364
Effect of dilutive securities (when dilutive):
Stock compensation plans (a)	million	2	3	3	3
Weighted average common shares outstanding– diluted	million	1,357	1,367	1,361	1,367
Diluted earnings per common share		$0.10	0.03	0.80	0.20

(a)
For the three and nine months ended September 30, 2018, 6.4 million and 6.9 million shares were excluded from the computation of diluted earnings per share, respectively, due to an anti-dilutive impact. For the three and nine months ended September 30, 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

In the nine months ended September 30, 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the $527 million Benefits Modification gain as further described in paragraph “Employee benefits” of Note 22 “Provisions”. The impact per share of the Benefits Modification gain was as follows:

		Nine months ended September 30, 2018
Benefits Modification gain - pre tax	$ million	527
Benefits Modification gain - income tax effect	$ million	(128)
Benefits Modification gain - after tax (a)	$ million	399
Weighted average common shares outstanding - basic (b)	million	1,358
Benefits Modification gain after tax per share - basic (a)/(b)		$0.29
Weighted average common shares outstanding - diluted (c)	million	1,361
Benefits Modification gain after tax per share - diluted (a)/(c)		$0.29

Interim Condensed Consolidated Financial Statements at September 30, 2018 59

12.	Intangible assets
Changes in the carrying amount of Intangible assets for the nine months ended September 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at September 30, 2018
Goodwill	2,483	—	—	(12)	2,471
Development costs	2,478	321	(359)	(86)	2,354
Other	683	70	(82)	(14)	657
Total Intangible assets	5,644	391	(441)	(112)	5,482
Goodwill is allocated to the segments as follows: Agricultural Equipment for $1,696 million, Construction Equipment for $578 million, Commercial Vehicles for $62 million, Powertrain for $5 million and Financial Services for $130 million.

13.	Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the nine months ended September 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2018
Property, plant and equipment	4,033	222	(451)	(245)	42	3,601
Assets sold with a buy-back commitment	2,797	488	(286)	(97)	(412)	2,490
Total Property plant and equipment	6,830	710	(737)	(342)	(370)	6,091

14.	Investments and other financial assets
Investments and other financial assets at September 30, 2018 and December 31, 2017 consisted of the following:

($ million)	At September 30, 2018	At December 31, 2017
Investments	548	596
Non-current financial receivables	30	34
Other securities	1	1
Total Investments and other financial assets	579	631
Changes in Investments were as follows:

($ million)	At December 31, 2017	Impact of IFRS 9 adoption	At January 1, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At September 30, 2018
Investments	596	(9)	587	55	—	(94)	548
Investments amounted to $548 million at September 30, 2018 ($596 million at December 31, 2017) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $176 million ($195 million at December 31, 2017), Turk Traktor ve Ziraat Makineleri A.S. $39 million ($74 million at December 31, 2017) and CNH Industrial Capital Europe S.a.S. $172 million ($173 million at December 31, 2017).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method.

Interim Condensed Consolidated Financial Statements at September 30, 2018 60

15.	Leased assets
Changes in the carrying amount of Leased assets for the nine months ended September 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2018
Leased assets	1,845	471	(192)	(17)	(335)	1,772

16.	Inventories
At September 30, 2018 and December 31, 2017, Inventories consisted of the following:

($ million)	At September 30, 2018	At December 31, 2017
Raw materials	1,400	1,278
Work-in-progress	768	601
Finished goods	5,115	4,574
Total Inventories	7,283	6,453
At September 30, 2018, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $380 million ($387 million at December 31, 2017).

17.	Current receivables and Other current assets
A summary of Current receivables and Other current assets as of September 30, 2018 and December 31, 2017 is as follows:

($ million)	At September 30, 2018	At December 31, 2017
Trade receivables	474	496
Receivables from financing activities	18,365	19,795
Current tax receivables	306	303
Other current assets:
Other current receivables	1,271	1,348
Accrued income, prepaid expenses and other	149	153
Total Other current assets	1,420	1,501
Total Current receivables and Other current assets	20,565	22,095
Receivables from financing activities
A summary of Receivables from financing activities as of September 30, 2018 and December 31, 2017 is as follows:

($ million)	At September 30, 2018	At December 31, 2017
Retail:
Retail financing	8,867	9,388
Finance leases	285	337
Total Retail	9,152	9,725

Wholesale:
Dealer financing	9,139	10,001
Total Wholesale	9,139	10,001

Other	74	69
Total Receivables from financing activities	18,365	19,795

Interim Condensed Consolidated Financial Statements at September 30, 2018 61

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities primarily represent loans in litigation.
The aging of Receivables from financing activities as of September 30, 2018 and December 31, 2017 is as follows:

	At September 30, 2018
($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non-Performing	Total

Retail
NAFTA	23	3	—	26	6,378	—	6,404
EMEA	1	1	10	12	190	30	232
LATAM	17	1	1	19	1,740	12	1,771
APAC	1	—	—	1	744	—	745
Total Retail	42	5	11	58	9,052	42	9,152

Wholesale
NAFTA	—	—	—	—	3,497	19	3,516
EMEA	32	18	—	50	4,326	—	4,376
LATAM	—	—	—	—	517	—	517
APAC	2	—	—	2	728	—	730
Total Wholesale	34	18	—	52	9,068	19	9,139

	At December 31, 2017
($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non-Performing	Total

Retail
NAFTA	26	9	—	35	6,671	25	6,731
EMEA	3	4	4	11	261	—	272
LATAM	8	—	—	8	1,851	40	1,899
APAC	—	—	—	—	823	—	823
Total Retail	37	13	4	54	9,606	65	9,725

Wholesale
NAFTA	—	—	—	—	3,651	41	3,692
EMEA	23	12	4	39	5,061	9	5,109
LATAM	—	—	—	—	613	—	613
APAC	4	—	—	4	583	—	587
Total Wholesale	27	12	4	43	9,908	50	10,001

Interim Condensed Consolidated Financial Statements at September 30, 2018 62

On a geographic basis, there is not a disproportionate concentration of credit risk in any area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
Receivables from financing activities are considered to have a significant credit deterioration when they are classified as a problem account, which generally occurs when customers show signs of operational or financial weakness including past dues, which require significant collection effort and monitoring. An account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing/Credit Watch	Stage 1	Low risk of default; payments are less than 90 days past due	12 month expected credit losses
Problem	Stage 2	Significant increase in credit risk; payments greater than 90 days past due	Lifetime expected credit losses
Litigation	Stage 3	Negotiation has been unsuccessful and the contract has been terminated and/or a legal action has been initiated	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: NAFTA, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Interim Condensed Consolidated Financial Statements at September 30, 2018 63

Allowance for credit losses activity for the three and nine months ended September 30, 2018 were as follows:

	Three months ended September 30, 2018
($ million)	Retail	Wholesale	Other	Total
Opening balance	343	198	—	541
Provision (benefit)	14	(11)	—	3
Charge-offs, net of recoveries	(21)	(4)	—	(25)
Foreign currency translation and other	(3)	(7)	—	(10)
Ending balance	333	176	—	509

	Nine months ended September 30, 2018
($ million)	Retail	Wholesale	Other	Total
Opening balance (December 31, 2017 as recast, in accordance with IAS 39)	383	200	—	583
Impact of IFRS 9 adoption	(2)	2	—	—
Opening balance (January 1, 2018 as recast, in accordance with IFRS 9)	381	202	—	583
Provision (benefit)	36	(7)	—	29
Charge-offs, net of recoveries	(61)	(5)	—	(66)
Foreign currency translation and other	(23)	(14)	—	(37)
Ending balance	333	176	—	509
Ending balance: Individually evaluated for impairment	256	146	—	402
Ending balance: Collectively evaluated for impairment	77	30	—	107
Receivables:
Ending balance	9,152	9,139	74	18,365
Ending balance: Individually evaluated for impairment	329	330	—	659
Ending balance: Collectively evaluated for impairment	8,823	8,809	74	17,706

Allowance for credit losses activity for the three and nine months ended September 30, 2017 were as follows:

	Three months ended September 30, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	372	225	—	597
Provision (benefit)	32	(11)	—	21
Charge-offs, net of recoveries	(30)	(8)	—	(38)
Foreign currency translation and other	6	6	—	12
Ending balance	380	212	—	592

Interim Condensed Consolidated Financial Statements at September 30, 2018 64

	Nine months ended September 30, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	374	200	—	574
Provision (benefit)	61	(4)	—	57
Charge-offs, net of recoveries	(72)	(13)	—	(85)
Foreign currency translation and other	17	29	—	46
Ending balance	380	212	—	592
Ending balance: Individually evaluated for impairment	201	168	—	369
Ending balance: Collectively evaluated for impairment	179	44	—	223
Receivables:
Ending balance	9,865	9,200	68	19,133
Ending balance: Individually evaluated for impairment	372	485	—	857
Ending balance: Collectively evaluated for impairment	9,493	8,715	68	18,276
Allowance for credit losses activity for the year ended December 31, 2017 were as follows:

	Year ended December 31, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	374	200	—	574
Provision (benefit)	72	11	—	83
Charge-offs, net of recoveries	(103)	(15)	—	(118)
Foreign currency translation and other	40	4	—	44
Ending balance	383	200	—	583
Ending balance: Individually evaluated for impairment	212	164	—	376
Ending balance: Collectively evaluated for impairment	171	36	—	207
Receivables:
Ending balance	9,725	10,001	69	19,795
Ending balance: Individually evaluated for impairment	347	540	—	887
Ending balance: Collectively evaluated for impairment	9,378	9,461	69	18,908

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

Interim Condensed Consolidated Financial Statements at September 30, 2018 65

At September 30, 2018 and December 31, 2017, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At September 30, 2018	At December 31, 2017
Restricted receivables:
Retail financing and finance lease receivables	6,431	6,883
Wholesale receivables	6,650	7,156
Total restricted receivables	13,081	14,039
CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2018 amounting to $398 million ($566 million at December 31, 2017, with due dates beyond that date), which refer to trade receivables and other receivables for $391 million ($562 million at December 31, 2017) and receivables from financing activities for $7 million ($4 million at December 31, 2017).

18.	Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instruments and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

▪	changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $30 million for foreign exchange contracts in the nine months ended September 30, 2018. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $2 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction

Interim Condensed Consolidated Financial Statements at September 30, 2018 66

that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.8 billion and $6.9 billion at September 30, 2018 and December 31, 2017, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

▪	differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $5.3 million for interest rate derivatives in the nine months ended September 30, 2018.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2018 and December 31, 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.3 billion and $3.9 billion at September 30, 2018 and December 31, 2017, respectively.

Interim Condensed Consolidated Financial Statements at September 30, 2018 67

The fair values of CNH Industrial’s derivatives as of September 30, 2018 and December 31, 2017 in the condensed consolidated statement of financial position are recorded as follows:

	At September 30, 2018		At December 31, 2017
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	—	(23)	1	(15)
Total Fair value hedges	—	(23)	1	(15)

Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	78	(52)	53	(55)
Interest rate derivatives	4	(5)	6	(1)
Total Cash flow hedges	82	(57)	59	(56)
Total Derivatives designated as hedging instruments	82	(80)	60	(71)

Derivatives not designated as hedging instruments
Foreign exchange contracts	32	(30)	13	(22)
Interest rate derivatives	5	(5)	4	(5)
Total Derivatives not designated as hedging instruments	37	(35)	17	(27)
Other financial assets/(liabilities)	119	(115)	77	(98)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2018 and 2017 are recorded in the following accounts of the condensed consolidated income statement and condensed consolidated statement of comprehensive income:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	(3)	—	(13)	(7)
Gains/(losses) on hedged items - Financial income/(expenses)	3	—	13	7

Cash flow hedges
Recognized in Other comprehensive income (effective portion):	16	12	41	41

Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts - Net revenues	(2)	2	(1)	4
Foreign exchange contracts - Cost of sales	(6)	(9)	14	(43)
Foreign exchange contracts - Financial income/(expenses)	10	4	24	8
Interest rate derivatives - Cost of sales	(2)	(1)	(4)	(2)

Not designated as hedges
Foreign exchange contracts - Financial income/(expenses)	24	(11)	133	13

Interim Condensed Consolidated Financial Statements at September 30, 2018 68

19.	Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At September 30, 2018, this item included $708 million ($770 million at December 31, 2017) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

20.	Assets held for sale
Assets held for sale at September 30, 2018 and December 31, 2017 primarily included buildings.

21.	Equity
Share capital
As of September 30, 2018, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,816,734 common shares outstanding, net of 10,583,462 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,737,192 special voting shares outstanding, net of 7,737,084 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.
Treasury shares
As of September 30, 2018, the Company held 10.6 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $130 million. As of September 30, 2018, the Company held 7.7 million special voting shares in treasury. During the nine months ended September 30, 2018, the Company repurchased 12.5 million shares of its common stock on the MTA under the relevant buy-back programs in place in the period at an aggregate cost of $156 million. During the same period, the Company acquired 170 thousand special voting shares following the de-registration of qualifying common shares from the Loyalty Register.
In order to maintain the necessary operating flexibility over an adequate time period, on April 13, 2018, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 12, 2019). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares on April 13, 2018 and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). On April 27, 2018, CNH Industrial launched its new shares buy-back program involving the repurchase from time to time of up to $700 million in the Company’s common shares, representing an increase of $400 million versus the previous buy-back program. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
Capital reserves
At September 30, 2018 capital reserves amounting to $3,231 million ($3,253 million at December 31, 2017) mainly consist of the share premium deriving from the Merger.
Earnings reserves
Earnings reserves, amounting to $5,960 million at September 30, 2018 ($5,059 million at December 31, 2017) primarily consisted of retained earnings and profits attributable to the owners of the parent.
On April 13, 2018, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.14 per common share, as recommended on March 2, 2018 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2018 for a total amount of $235 million (€190 million).

Interim Condensed Consolidated Financial Statements at September 30, 2018 69

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	55	(1)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	—	—	55	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	16	12	41	41
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	—	4	(33)	33
Gains/(losses) on cash flow hedging instruments	16	16	8	74

Exchange gains/(losses) on translating foreign operations arising during the period	(157)	(26)	(478)	(147)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(157)	(26)	(478)	(147)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(23)	14	(43)	50
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(23)	14	(43)	50
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(164)	4	(513)	(23)
Tax effect (C)	(2)	(2)	(14)	(10)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(166)	2	(472)	(34)

Interim Condensed Consolidated Financial Statements at September 30, 2018 70

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,						Nine months ended September 30,
	2018			2017			2018			2017
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—	55	—	55	(1)	—	(1)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	55	—	55	(1)	—	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	16	(2)	14	16	(2)	14	8	(14)	(6)	74	(10)	64
Exchange gains/(losses) on translating foreign operations	(157)	—	(157)	(26)	—	(26)	(478)	—	(478)	(147)	—	(147)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(23)	—	(23)	14	—	14	(43)	—	(43)	50	—	50
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(164)	(2)	(166)	4	(2)	2	(513)	(14)	(527)	(23)	(10)	(33)
Total Other comprehensive income/(loss)	(164)	(2)	(166)	4	(2)	2	(458)	(14)	(472)	(24)	(10)	(34)
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $9 million and $25 million for the three and nine months ended September 30, 2018, respectively ($4 million and $15 million for the comparable periods of 2017, respectively).

Interim Condensed Consolidated Financial Statements at September 30, 2018 71

22.	Provisions
A summary of Provisions at September 30, 2018 and December 31, 2017 is as follows:

($ million)	At September 30, 2018		At December 31, 2017
Employee benefits		1,841		2,587
Other provisions:
Warranty and technical assistance provision	917		932
Restructuring provision	54		63
Investment provision	12		12
Other risks	2,273		2,383
Total Other provisions		3,256		3,390
Total Provisions		5,097		5,977
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include provisions for contractual and commercial risks and disputes.
Employee benefits
The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and nine months ended September 30, 2018 and 2017:

	Pension plans		Healthcare plans		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
($ million)	2018	2017	2018	2017	2018	2017
Service cost:
Current service cost	6	6	2	1	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	6	6	2	1	2	2
Net interest expense	3	5	4	9	—	1
Other costs	2	3	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	11	14	6	10	2	3

	Pension plans		Healthcare plans		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017	2018	2017	2018	2017
Service cost:
Current service cost	18	18	6	5	6	5
Past service cost and (gain)/loss from curtailments and settlements	—	—	(527)	—	—	—
Total Service cost	18	18	(521)	5	6	5
Net interest expense	9	11	14	25	2	2
Other costs	6	8	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	33	37	(507)	30	8	7
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount has been recognized in its entirety as a pre-tax gain in Other income/(expenses) in the three months ended June 30, 2018.

Interim Condensed Consolidated Financial Statements at September 30, 2018 72

23.	Debt
An analysis of debt by nature is as follows:

($ million)	At September 30, 2018		At December 31, 2017
Asset-backed financing		11,081		12,028
Other debt:
Bonds	8,285		9,026
Borrowings from banks	3,738		4,200
Payables represented by securities	817		557
Other	168		203
Total Other debt		13,008		13,986
Total Debt		24,089		26,014

Debt decreased by $1,925 million over the period (decrease of $899 million, excluding exchange translation differences), as a result of the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% notes of $1,048 million and of the CNH Industrial Capital LLC 3.625% notes of $600 million, a decrease in asset-backed financing (net of exchange translation differences) of $678 million, partially offset by new bond issuances ($500 million by CNH Industrial Capital LLC and €500 million by CNH Industrial Finance Europe S.A.) and a net increase in payables represented by securities.
On April 27, 2018, Moody’s Investors Service (“Moody’s”) affirmed the Ba1 corporate family rating of CNH Industrial N.V. and the Ba1 senior unsecured rating of CNH Industrial Capital LLC, raising the outlook to positive from stable for both companies. At the same time, Moody’s upgraded the ratings of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2.
On August 8, 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to “BBB” from “BBB-”. The short-term rating was raised to “A-2” from “A-3”. The outlook of both companies is "stable".
In August 2018, CNH Industrial Capital LLC issued $500 million of notes at an annual fixed rate of 4.200% due in 2024 at an issue price of 99.701 percent of their principal amount.
In September 2018, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.875% due in 2026 (the “1.875% CIFE Notes”) at an issue price of 98.944 percent of their principal amount. The 1.875% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

Interim Condensed Consolidated Financial Statements at September 30, 2018 73

The following table shows the summary of the Group’s issued bonds outstanding at September 30, 2018:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	547	2.75%	March 18, 2019	633
CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	810
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	87
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	579
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	579
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	752
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	116
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	579
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	58
Total Euro Medium Term Notes					4,193
Other Bonds
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
Total Other bonds					4,100
Hedging effect and amortized cost valuation					(8)
Total Bonds					8,285
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.
Available committed unsecured facilities expiring after twelve months amounted to approximately $3.5 billion at September 30, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at September 30, 2018 ($3.8 billion at December 31, 2017) of which $1.2 billion was available at September 30, 2018 ($1.2 billion at December 31, 2017).
Debt secured with mortgages and other liens on assets of the Group amounts to $39 million at September 30, 2018 ($42 million at December 31, 2017). This amount includes $2 million ($3 million at December 31, 2017) due to creditors for assets acquired under finance leases.

Interim Condensed Consolidated Financial Statements at September 30, 2018 74

24.	Trade payables
Trade payables of $5,626 million at September 30, 2018 decreased by $434 million from the amount at December 31, 2017.

25.	Other current liabilities
At September 30, 2018, Other current liabilities mainly included $2,011 million of amounts payable to customers relating to repurchase price on buy-back agreements ($2,176 million at December 31, 2017), and $1,407 million of contract liabilities ($1,498 million at December 31, 2017), of which $805 million for future rents related to buy-back agreements ($926 million at December 31, 2017). Other current liabilities also included accrued expenses and deferred income of $459 million ($499 million at December 31, 2017).

26.	Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on the Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in current private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $450 million and $368 million at September 30, 2018 and December 31, 2017, respectively.
Other contingencies
CNH Industrial N.V. is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the separation of the non-automotive capital goods business of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2018, the outstanding Liabilities amounted to approximately €198 million ($229 million).

Interim Condensed Consolidated Financial Statements at September 30, 2018 75

CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.
27.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:

▪
Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

▪
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

▪
Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures, and distributes a range of engines transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP. In addition, for Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets, while other operating segment asset information was not readily available.
Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services,

Interim Condensed Consolidated Financial Statements at September 30, 2018 76

the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
For completeness of information, we remind that, under U.S. GAAP, starting from January 1, 2018, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective approach, on the net equity at January 1, 2016 (date of first time retrospective adoption of the standard). Upon the adoption of ASC 606 CNH Industrial determined that sales to dealers accompanied by “floor plan” agreements, under which CNH Industrial offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through the Group’s captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations under U.S. GAAP, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to the dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Condensed Consolidated Statement of Operations under U.S. GAAP or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated on consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities under U.S. GAAP, but did not modify the total consolidated operating profit under U.S. GAAP.
Furthermore, starting from January 1, 2018, under U.S. GAAP the Group has adopted ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization.
The unaudited impact of adoption of the new standards on segment information summarizing revenues under U.S. GAAP for the three and nine months ended September 30, 2017 was as follows:

	Three Months Ended September 30, 2017			Nine Months Ended September 30, 2017
($ million)	As previously reported	ASC 606 adoption impact	As recast	As previously reported	ASC 606 adoption impact	As recast
Agricultural Equipment	2,651	(104)	2,547	7,890	(337)	7,553
Construction Equipment	642	(24)	618	1,841	(71)	1,770
Commercial Vehicles	2,537	36	2,573	7,203	93	7,296
Powertrain	1,075	(1)	1,074	3,213	(2)	3,211
Eliminations and other	(574)	—	(574)	(1,777)	—	(1,777)
Net sales of Industrial Activities	6,331	(93)	6,238	18,370	(317)	18,053
Financial Services	409	69	478	1,205	287	1,492
Eliminations and other	(110)	83	(27)	(316)	248	(68)
Total Revenues under U.S. GAAP	6,630	59	6,689	19,259	218	19,477

Interim Condensed Consolidated Financial Statements at September 30, 2018 77

The following summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Agricultural Equipment	196	173	778	549
Construction Equipment	26	2	59	(22)
Commercial Vehicles	68	43	209	132
Powertrain	82	88	285	259
Unallocated items, eliminations and other	(51)	(48)	(178)	(123)
Total Industrial Activities	321	258	1,153	795
Financial Services	123	126	407	381
Eliminations and other	—	—	—	—
Total Adjusted EBIT under U.S. GAAP	444	384	1,560	1,176
The following summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Agricultural Equipment	272	255	1,009	786
Construction Equipment	41	18	105	26
Commercial Vehicles	216	177	661	522
Powertrain	113	120	383	352
Unallocated items, eliminations and other	(51)	(48)	(177)	(123)
Total Industrial Activities	591	522	1,981	1,563
Financial Services	182	198	595	583
Eliminations and other	—	—	—	—
Total Adjusted EBITDA under U.S. GAAP	773	720	2,576	2,146
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and nine months ended September 30, 2018 and 2017 is provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Adjusted EBITDA under U.S. GAAP	773	720	2,576	2,146
Less: depreciation and amortization under U.S. GAAP(*)	(329)	(336)	(1,016)	(970)
Adjusted EBIT under U.S. GAAP	444	384	1,560	1,176
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(199)	(191)	(505)	(483)
Development costs	(17)	(16)	(38)	(80)
Restructuring costs under EU-IFRS	(7)	(53)	(17)	(76)
Pre-tax gain related to the modification of a healthcare plan in the U.S.(**)	—	—	527	—
Other adjustments	35	(4)	12	(13)
Total adjustments/reclassifications	(188)	(264)	(21)	(652)
Profit/(loss) before taxes under EU-IFRS	256	120	1,539	524

(*)	Including depreciation of assets on operating lease and assets sold with buy-back commitment.

(**)	This item included the pre-tax Benefits Modification gain of $527 million.

Interim Condensed Consolidated Financial Statements at September 30, 2018 78

ASC 606 adoption did not have effect on Net income of Financial Services under U.S. GAAP. Net income of Financial Services prepared under U.S. GAAP for the three and nine months ended September 30, 2018 and 2017 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Net income of Financial Services under U.S. GAAP (A)	92	86	297	260
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	231	60	841	342
Eliminations and other (C)	(92)	(86)	(297)	(260)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	231	60	841	342
Adjustments to conform with EU-IFRS (E)(*)	(83)	(13)	276	(52)
Income tax (expense) under EU-IFRS (F)	(108)	(73)	(422)	(234)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	256	120	1,539	524
(*)    Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.
Additional reportable segment information under U.S. GAAP
Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and nine months ended September 30, 2018 and 2017, are provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Agricultural Equipment	2,636	2,547	8,527	7,553
Construction Equipment	726	618	2,207	1,770
Commercial Vehicles	2,404	2,573	7,788	7,296
Powertrain	972	1,074	3,376	3,211
Eliminations and other	(493)	(574)	(1,774)	(1,777)
Net sales of Industrial Activities	6,245	6,238	20,124	18,053
Financial Services	469	478	1,469	1,492
Eliminations and other	(28)	(27)	(89)	(68)
Total Revenues under U.S. GAAP	6,686	6,689	21,504	19,477
Difference(*)	18	(19)	(17)	(58)
Total Net Revenues under EU-IFRS	6,704	6,670	21,487	19,419
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three and nine months ended September 30, 2018 and 2017, are provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2018	2017	2018	2017
Agricultural Equipment	76	82	231	237
Construction Equipment	15	16	46	48
Commercial Vehicles	148	134	452	390
Powertrain	31	32	98	93
Eliminations and other	—	—	1	—
Total Industrial Activities	270	264	828	768
Financial Services	59	72	188	202
Eliminations and other	—	—	—	—
Total Depreciation and Amortization(*) under U.S. GAAP	329	336	1,016	970
Difference(**)	112	115	354	346
Total Depreciation and Amortization(*) under EU-IFRS	441	451	1,370	1,316
(*)    Including depreciation of assets on operating lease and assets sold with buy-back commitment.
(**)     Primarily amortization of development costs capitalized under EU-IFRS

Interim Condensed Consolidated Financial Statements at September 30, 2018 79

28.	Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

▪	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

▪	Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at September 30, 2018 and at December 31, 2017:

		At September 30, 2018				At December 31, 2017
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(14)	1	—		1	1	—	—	1
Other financial assets	(18)	—	119	—	119	—	77	—	77
Total Assets		1	119	—	120	1	77	—	78
Other financial liabilities	(18)	—	(115)	—	(115)	—	(98)	—	(98)
Total Liabilities		—	(115)	—	(115)	—	(98)	—	(98)
In the nine months ended September 30, 2018 and 2017, there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at September 30, 2018 and at December 31, 2017 are as follows:

		At September 30, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,664	8,664	8,867
Dealer financing	(17)	—	—	9,158	9,158	9,139
Finance leases	(17)	—	—	287	287	285
Other receivables from financing activities	(17)	—	—	74	74	74
Total Receivables from financing activities		—	—	18,183	18,183	18,365
Asset-backed financing	(23)	—	10,971	—	10,971	11,081
Bonds	(23)	5,439	3,077	—	8,516	8,285
Borrowings from banks	(23)	—	3,762	—	3,762	3,738
Payables represented by securities	(23)	—	829	—	829	817
Other debt	(23)	—	168	—	168	168
Total Debt		5,439	18,807	—	24,246	24,089

Interim Condensed Consolidated Financial Statements at September 30, 2018 80

		At December 31, 2017
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	9,577	9,577	9,388
Dealer financing	(17)	—	—	9,998	9,998	10,001
Finance leases	(17)	—	—	335	335	337
Other receivables from financing activities	(17)	—	—	69	69	69
Total Receivables from financing activities		—	—	19,979	19,979	19,795
Asset-backed financing	(23)	—	11,819	—	11,819	12,028
Bonds	(23)	6,239	3,215	—	9,454	9,026
Borrowings from banks	(23)	—	4,103	—	4,103	4,200
Payables represented by securities	(23)	—	558	—	558	557
Other debt	(23)	—	203	—	203	203
Total Debt		6,239	19,898	—	26,137	26,014
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
Other financial assets and liabilities
The carrying amount of Cash and cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

29.	Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of September 30, 2018, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2018.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Interim Condensed Consolidated Financial Statements at September 30, 2018 81

Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2018 and 2017.
In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Interim Condensed Consolidated Financial Statements at September 30, 2018 as follows:

	Nine months ended September 30,
($ million)	2018	2017
Net revenues	564	500
Cost of sales	348	336
Selling, general and administrative costs	112	112

($ million)	At September 30, 2018	At December 31, 2017
Trade receivables	13	17
Trade payables	104	96
Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Interim Condensed Consolidated Financial Statements at September 30, 2018 as follows:

	Nine months ended September 30,
($ million)	2018	2017
Net revenues	708	600
Cost of sales	335	320

($ million)	At September 30, 2018	At December 31, 2017
Trade receivables	144	79
Trade payables	62	74
At September 30, 2018 and December 31, 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $152 million and $255 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Interim Condensed Consolidated Financial Statements at September 30, 2018 82

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the nine months ended September 30, 2018, revenues from associates totaled $137 million ($130 million in the comparable period of 2017) and cost of sales from associates totaled $21 million ($7 million in the comparable period of 2017). At September 30, 2018 receivables from associates amounted to $20 million ($23 million at December 31, 2017). Trade payables to associates amounted to $20 million at September 30, 2018 ($22 million at December 31, 2017). At September 30, 2018, CNH Industrial had pledged guarantees on commitments of its associates for an amount of $247 million related to CNH Industrial Capital Europe S.a.S.
Transactions with unconsolidated subsidiaries
In the nine months ended September 30, 2018 and 2017, there were no material transactions with unconsolidated subsidiaries.
Transactions with other related parties
In the nine months ended September 30, 2018 and 2017, there were no material transactions with other related parties.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, resulted in a net income of approximately $8 million in the nine months ended September 30, 2018, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards. In the nine months ended September 30, 2017 these same fees amounted to an expense of $8 million.
The aggregate expense incurred in the nine months ended September 30, 2018 and 2017 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $26 million and $11 million, respectively. These amounts included the notional compensation cost for share-based payments.

30.	Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine months ended September 30, 2018		December 31, 2017	Nine months ended September 30, 2017
	Average	At September 30		Average	At September 30
Euro	0.837	0.864	0.834	0.898	0.847
Pound sterling	0.740	0.767	0.740	0.784	0.747
Swiss franc	0.972	0.978	0.976	0.983	0.970
Polish zloty	3.558	3.695	3.483	3.829	3.646
Brazilian real	3.598	4.020	3.313	3.173	3.188
Canadian dollar	1.287	1.301	1.254	1.306	1.244
Argentine peso(1)	40.000	40.000	18.840	16.219	17.548
Turkish lira	4.614	6.017	3.791	3.593	3.559

(1)
From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian peso as the functional currency were translated using the September 30, 2018 closing spot rate.

Interim Condensed Consolidated Financial Statements at September 30, 2018 83

31.	EU-IFRS to US GAAP reconciliation
The Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2018	2017(*)	2018	2017(*)
Profit/(loss) in accordance with EU-IFRS		148	47	1,117	290
Adjustments to conform with U.S. GAAP:
Development costs	(a)	17	16	38	80
Other adjustments(1)	(b)	89	(13)	(424)	(39)
Tax impact on adjustments(1)	(c)	(9)	(13)	111	(21)
Deferred tax assets and tax contingencies recognition	(d)	(14)	23	(1)	32
Total adjustments		83	13	(276)	52
Net income (loss) in accordance with U.S. GAAP		231	60	841	342

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

(1)	In the nine months ended September 30, 2018, this item includes the different accounting impact from the modification of certain healthcare benefits in the U.S.
Reconciliation of Total Equity

($ million)	Note	At September 30, 2018	At December 31, 2017(*)
Total Equity in accordance with EU-IFRS		6,991	6,684
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,354)	(2,477)
Other adjustments	(b)	179	112
Tax impact on adjustments	(c)	591	645
Deferred tax assets and tax contingencies recognition	(d)	(660)	(732)
Total adjustments		(2,244)	(2,452)
Total Equity in accordance with U.S. GAAP		4,747	4,232
(*) 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).
Description of reconciling items
Reconciling items presented in the tables above are described as follows:

(a)	Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

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(b)	Other adjustments
It mainly includes the following items:

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Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

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Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

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Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments
This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition
The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2017. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

32.	Subsequent events
CNH Industrial has evaluated subsequent events through November 13, 2018, which is the date the condensed consolidated financial statements were authorized for issuance. No significant events have occurred.

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